                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  FORM 10-SB/A
                                 AMENDMENT NO. 2




      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934



                                 MEGAWORLD, INC.
                 (Name of Small Business Issuer in its charter)


Delaware                                                     11-3118271
--------------------------------------------------------------------------------
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                               Identification No.)


6250 North Rosslyn Road, Houston, Texas                      77091-3410
--------------------------------------------------------------------------------
(Address of principal executive offices)                     (Zip Code)


Issuer's telephone number:   (713)462-6906


Securities to be registered pursuant to Section 12(b) of the Act:


Title of each class                               Name of each exchange on which
to be so registered                               Each class is to be registered
      none
-------------------                               ------------------------------

-------------------                               ------------------------------

Securities to be registered pursuant to Section 12(g) of the Act:


                         Common Stock $0.0001 par value
                         ------------------------------
                                (Title of Class)



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                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This Registration Statement contains statements relating to future results of the Company (including certain projections and business trends) that are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this Registration Statement regarding the Company's financial position, future net revenues, net income, potential evaluations, business strategy and plans and objectives for future operations are "forward-looking statements." Although the Company believes that the assumptions upon which such forward-looking statements are based are reasonable, it can give no assurance that such assumptions will prove to be correct. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including, but not limited to, changes in political and economic conditions, regulatory conditions, and competitive pricing pressures. Important factors that could cause actual results to differ materially from the Company's expectations ("Cautionary Statements") are disclosed elsewhere in this Registration Statement. All forward-looking statements in this Registration Statement are expressly qualified by the Cautionary Statements and by reference to the underlying assumptions that may prove to be incorrect.

         These forward-looking statements are commonly identified by the use of such terms and phrases as "intends," "estimates," "expects," "projects," "anticipates," "foreseeable future," "seeks," "believes" and "scheduled" and, in many cases, are followed by a cross-reference to "Risk Factors." Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.



                                     PART I

ITEM 1.           DESCRIPTION OF BUSINESS

OVERVIEW AND BUSINESS DEVELOPMENT


         MegaWorld, Inc.'s (the "Company" or "MegaWorld") principal historic revenue generating activities have been associated with its construction and fabrication of modular structures, primarily for the energy, transportation and telecommunications industries. The Company is developing its international and domestic telecommunications services business, which, if successful, will enable the Company to provide voice, fax, data and other communications service principally for commercial customers.



         The Company was incorporated in February 1989 as Nassau Ventures, Inc. ("Nassau"), a Delaware corporation. On February 3, 1997, Nassau acquired all the issued and outstanding shares of MegaWorld and in March 1997, Nassau changed its name to MegaWorld. In November 1998, MegaWorld acquired Total Building Systems, Inc. ("Old TBS"), a company that designed and constructed modular buildings for the offshore oil and gas, transportation and telecommunications industries, through a merger with Texas TBS, Inc., a wholly-owned subsidiary of MegaWorld ("Texas TBS") (the "Merger"). Texas TBS changed its name to Total Building Systems, Inc. ("TBS") immediately following the Merger. The Merger was structured as a reverse acquisition of MegaWorld by shareholders of Old TBS. Old TBS shareholders received an aggregate of 11,250,000 shares of MegaWorld common stock, $.0001 par value per share ("Common Stock"), in consideration for the Merger, representing 51.6% of the outstanding MegaWorld Common Stock immediately following the Merger. MegaWorld issued an additional 17,089,780 shares of Common Stock following the Merger to Charles D. McPhail, the former President and majority stockholder of Old TBS, and his designees. As a result, Mr. McPhail and his designees hold, in the aggregate, 70.3% of the Company's Common Stock. See "History of the Company" and "Certain Relationships and Related Transactions." The purpose of this merger was for shareholders of Old TBS to gain liquidity and access to a public market for their equity and to acquire an interest in the telecommunications business which was being developed by MegaWorld.



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THE BUSINESS



         MEGAWORLD COMMUNICATIONS DIVISION



         Prior to the Merger, MegaWorld had engaged in the development of three separate businesses. See "History of the Company." MegaWorld currently plans to focus its resources on higher margin businesses, especially international and domestic telecommunications and data network communications and to conduct these businesses through MegaWorld's Communications Division. Since the Merger, the Company has focused on building its telecommunication infrastructure, including its network operations site in Hackensack, New Jersey, and on developing its telecommunications product and services. Management believes that the Company will be able to take advantage of existing market dynamics to become a provider of Internet telephony services to the United States and international markets. To date, the Communications Division has not generated any significant revenues.



         The primary objective of the MegaWorld Communications Division is to provide telecom, Internet and data network communications services from the United States to international and domestic destinations. The business objectives of the Communications Division include providing high-speed internet access to domestic internet service providers ("ISPs"), long distance connections to international telephone carriers, and Voice over Internet Protocol ("VoIP") transportation of voice, data and multimedia services from the United States to select global destinations.



         The Company's communications services are based on various methods of transmitting data through telephone lines ("circuit-switched") and by dividing the information into small "packets" that are individually routed primarily through Internet connectors ("packet-switched"). The Company intends to integrate circuit-switched data transmissions with packet-switched technologies and currently markets these products and services to domestic and international wholesale communication providers, Internet service providers and telephone companies.



         The Company has designed a core network of operations to accommodate not only circuit-switched telecommunications but also "real-time" (i.e., the operation of virtually simultaneous input and response) Internet communications and other packet-switched communications. In designing its core network, the Company incorporated what it believes to be the most advanced data network technology available, including ATM core network packet switches that can support up to 2.5 gigabytes of data transfer per second, IP (Internet Protocol) Routers, fiber optic cables, and satellite communication networks. The Company currently purchases its network servers from Sun Microsystems, Inc. and its data network provider services from Level 3 Communications, Inc. ("Level 3"). The Company intends to purchase system software from Oracle Corp. The Company maintains its network servers and much of its other network equipment under co-location agreements with Level 3, which provides worldwide telecommunications access for the Company. In connection with these agreements, the Company maintains a direct fiber optic connection to Level 3, enabling the Company to provide the same type of service as Level 3 and making the Company a "Tier I" Internet access provider.



         The Company believes that most telecommunications providers and virtually all wireless communications providers operate under Signaling System number 7 software ("SS7"), which controls the dialing and routing of connections. The Company's network also uses servers with SS7 technology, which enables the Company to effectively communicate with both traditional wireline and wireless network systems. This allows the Company's network to integrate with the communications networks of other telecommunications providers and to take advantage of the same network efficiencies as the large network providers, thus reducing access time and costs.



         The Company offers, or has plans to offer, the following services:



         o Internet Access Services: The Company is developing new systems and software which will enable it to offer high speed internet access to internet service providers and other service providers, such as telephone companies. The Company plans to increase its internet access services with high speed internet access and broadband network services. The Company plans to begin beta testing of this new system in June 2000 with two or three test sites. The Company intends to complete the beta testing and launch the system to internet service providers and other service providers on or before July 1, 2000.



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         o        International Long Distance: The Company offers
                  circuit-switched international long distance services to foreign communication service providers and telecommunication companies. The Company's circuit switches will connect the foreign third-party systems to the Company's international network to deliver long distance telephone services in foreign countries. The Company is currently negotiating contracts for these services and has received an initial deposit from one customer.



         o Messaging Services: The Company offers a messaging services package to organizations and wholesale communications companies which allows their members or customers to deliver voice mail, fax mail and e-mail messages to an e-mail address where messages can be displayed or played as an e-mail attachment. In addition, users can retrieve their messages, including e-mail, by telephone and redirect them to any fax machine. These messaging services are available to service providers on a wholesale, private label basis. The Company has begun providing messaging services and local and long distance message transmission services under a contract with Sequel Communications, Inc. signed in late 1999 but the Company has received only minimal revenue from this contract to date.



         o International Private Line Services: The Company offers private line services which provide customers dedicated data network access and Internet services to international locations. These services can be configured with standard telephone lines, private data circuits, or broadband ATM (Asynchronous Transfer Mode) connections. An ATM connection is a method of delivering multiple multimedia programs over a single communications channel in which the information is divided into small packets which are transmitted simultaneously to their destination via high-speed networks. The Company has not yet begun delivery of international private line services and is now seeking to enter into initial contracts to provide such services.



         o 1-800 Enhanced Service: The Company offers an enhanced 1-800 service under which users obtain localized information such as store locations through a toll free number. The Company is currently marketing this service to various national retailers, but has not yet begun providing service to customers.



         o Telecommunication Site Design and Construction: The Company offers full telecommunication site planning and development services for international and domestic customers, including site location, construction, wiring plans, network design, and installation. The Company is not actively marketing this service at this time.



         o Web Site Services: The Company plans to offer dedicated and shared web hosting services, with full e-commerce support services available, including service support, hardware, software and Internet access. The Company is not actively marketing this service at this time.



         o On-line Data Storage: The Company plans to offer on-line data storage systems for real-time data back up or long term data archiving on tape and optical disk systems, which are located in secure data sites within the United States. The Company is not actively marketing this service at this time.



         The Company's main data center is located in Hackensack, New Jersey, where the Company leases approximately 5,000 square feet for computer and network operations. The Company selected this location because many VoIP, data network and communications service providers are located in the Northern New Jersey area. The Company also has a co-location agreement with Level 3 that provides MegaWorld with space on an as-needed basis at any of the Level 3 data locations. The Company is currently leasing space in Level 3's New York facility pursuant to this agreement.



         The Company anticipates that it will require between $5 and $6 million to develop the infrastructure required to implement its business plan and initiate the delivery of commercial services in each of the categories described above. However, the international telecommunications industry is highly regulated. See "Government Regulations, Environment, Health and Safety." There can be no assurance that the Company's business plan can be implemented for the anticipated cost or within the anticipated period. See "Risk Factors."



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         THE MARKET



         Recent expansion of the Internet has increased the demand for international and domestic communication services and networks. The Communications Division is currently focusing its business development efforts on the development and marketing of its Internet access software and on developing a share of the international long distance market, especially from the United States to the Caribbean and Central and South American destinations (collectively, the "Target Markets").



         Each of the Company's Target Markets is undergoing significant expansion. "Trends in the U.S. International Telecommunications Industry," Federal Communications Commission, August 1998 ("1998 FCC Report"). The Company believes that the demand for new communication services is very high and supports capital investment in each of its Target Markets. Further, the Company believes that these markets are undergoing a fundamental shift in communication usage, driven by the Internet, data networks and cost efficiencies of new technologies.



         The Federal Communication Commission ("FCC") has estimated the demand for international telephone services in and to the Company's Target Markets to be in excess of $4.9 billion annually. See The 1997 Annual Report of the FCC on
Section 43.61 International Traffic Data ("The 1977 FCC International Traffic Report"). The FCC estimated that the demand for international private line telephone communication services between the United States and international destinations within the Company's Target Markets, driven primarily by increased data networking and Internet usage, was $137 million. See The 1997 FCC International Traffic Report. In addition, International Data Corporation ("IDC"), a leading technology research firm, estimates that the domestic and international demand for Internet access, and digital service connections that are VoIP-enabled, will grow at a compounded average growth rate of 81% through the year 2003, obtaining a projected market value of $7.7 billion. See "Remote Access and VoIP-enabled RAS Market Review and Forecast, 1996-2003", IDC Report #177747, December 1998.



         New services in telecommunications, the Internet and data communications require a high degree of technology expertise which is very expensive to maintain on a company-by-company basis. The Company plans to market its products and services through shared resource and wholesale distribution channels which will allow private labeling of services by the Company's customers. The Company expects its customers will establish and maintain brand names for their products and services which are unique to their companies. The Company believes that in many cases its customers would rather purchase these services from the Company than build the products and perform the services themselves.



         COMPETITION



         The international telecommunications business is highly competitive. According to The 1997 FCC International Traffic Report, the major competitors include (i) American Telephone and Telegraph Company ("AT&T") (ii) MCI WorldCom, Inc. ("MCI"), and (iii) Sprint, Inc., which collectively account for over 90% of the international long distance revenues within the Company's Target Markets. Numerous smaller telecommunications companies also compete with the Communications Division. Competition in this area generally focuses on price, service, warranty and product performance. The remaining market share contains many smaller carriers with no significant individual market share. In the Caribbean, for example, 12% of the telecommunications traffic (measured by connection minutes) is carried by all other communication companies. In South America, that number is 6%. As demand for telecommunications services grows in this region, the Company believes it has an opportunity to capture significant business.



HISTORY OF THE COMPANY



         Prior to the Merger, MegaWorld was engaged in the development of three different business. In addition to its international telecommunications business, MegaWorld had attempted to launch a lifestyle magazine of interest to New York residents, but had abandoned the magazine by the time of the Merger, and in April 1998, MegaWorld had entered into a contract to acquire rights to a leasehold interest in Castello Torre Ratti, an ancient Italian castle, and was planning development of the castle as a timeshare resort. At the time of the Merger, MegaWorld had generated virtually no revenue from these endeavors. Previous management believed it could capitalize on the historical revenue flow from Old TBS to improve MegaWorld's financial position and become more attractive to funding sources. Shareholders of Old TBS believed that MegaWorld's developing businesses would provide cash through future operations that would


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fuel growth of Old TBS, provide steady revenue to sustain Old TBS through cyclic downturns in the oil and gas industry and provide the necessary working capital with which MegaWorld could fund further development of its communications business and timeshare resort.



         At the time of the Merger, MegaWorld valued Old TBS at $12 million. In consideration for the Merger, shareholders of Old TBS, including the founder, President and Chief Executive Officer of Old TBS, Charles D. McPhail, and his designees received 11,250,000 shares of MegaWorld Stock, and Mr. McPhail and his designees received a promissory note in the amount of $8,000,000 issued by the Company, for a total consideration of $12 million. MegaWorld Shares of MegaWorld common stock issued as consideration for the Merger were valued at $.35 per share, which represented a discount of approximately 70% to then current market prices because the shares were unregistered and illiquid in the hands of the Old TBS shareholders. In addition, MegaWorld issued 17,089,780 shares of common stock following the Merger to Mr. McPhail and/or his designees including, (i) 7,313,260 shares in connection with Mr. McPhail's exercise of stock options granted to provide certain price protection in connection with the Merger; (ii) 6,400,000 shares for the conversion in September 1999 of the $8,000,000 promissory note issued by the Company to Mr. McPhail as partial consideration for the Merger; (iii) 2,376,520 shares in connection with certain anti-dilution rights granted to Mr. McPhail; (iv) 600,000 shares as consideration for Mr. McPhail's agreement to subordinate and defer payment of certain loans he made to the Company prior to the Merger; and (v) 400,000 shares as consideration for the assumption by the Company of Mr. McPhail's employment agreement. See "Certain Relationships and Related Transactions." Also under terms of the Merger Agreement, MegaWorld agreed, for a term of fifteen years and for so long thereafter as Charles D. McPhail and Lynn R. McPhail, or either of them shall survive, to pay to Mr. and Mrs. McPhail one percent (1%) of the annual gross revenue of the Company, in either cash or Common Stock, at the Company's option; however, to date the Company has not delivered any such compensation. See "Certain Relationships and Related Transactions" and "Recent Sales of Unregistered Securities."



         Although TBS reported profits with respect to two of the last four years in which it conducted operations, as a result of a sustained downturn in the domestic energy services industry and management's belief that the telecommunications business was likely to yield a higher return on investment than TBS, management discontinued all TBS operations in May 2000 and made plans to dispose of all TBS assets.



         MODULAR MANUFACTURING - TBS



         TBS is a five-year-old company that operated two manufacturing facilities in Houston, Texas, for the production of modular structures, primarily for customers in the oil and gas industry. As a result of a significant sustained downturn in the oil and gas industry, management discontinued all TBS operations in May 2000 and has made plans to dispose of all TBS assets. See "Liquidity and Capital Resources."



         Prior to its discontinuation, the modular manufacturing facility, which was located at the Company's headquarters in Northwest Houston, was dedicated to products that can be shipped over land, primarily by tractor-trailer. The second facility, which was located on the Houston ship channel in East Houston, specialized in large products that must be shipped by marine transport.



         During 1999, TBS earned revenue primarily from customers in the energy industry and related service industries (approximately 85%) and from customers in the communications industry (approximately 10%). The remainder of TBS's business, approximately 5%, was derived from transportation and other economic sectors. TBS's principal products included steel fabricated modular structures and aluminum sandwich panel modular structures (primarily offshore crew quarters for drilling and production platforms), and manufactured concrete structures for the communications industry. All buildings were built to customer specifications and many were engineered and designed by TBS.



         Steel, concrete, fiberglass, lightweight aluminum and prefabricated composite panels were the primary raw materials used for the Company's manufacturing process. TBS maintained a diversified base of suppliers through which it obtains its materials and components for its manufacturing process. The Company relied on a wide range of distributors and other suppliers, none of which represented more than 10% of TBS's yearly expenditures.



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         TBS has been severely impacted by the cyclical demand of the oil and gas industry and was unable to develop sufficient product lines that were not oil and gas dependent. As a result, in May 2000, Management decided to discontinue all TBS operations and focus its efforts on the Company's telecommunications business.



         ITALIAN TIMESHARE DEVELOPMENT



         In April 1998, previous management of the Company entered into a contract to acquire all outstanding shares of Castello Ratti Enterprises Srl ("CRE"), a Company whose principal asset was a 42-year leasehold interest in Castello Torre Ratti, a 1,000-year-old castle near Milan, Italy (the "Castle"), with the intention of developing weekly timeshare units in the Castle. Current management understands that the initial plans contemplated pre-construction sales of timeshare units which would fund the Castle's renovation. The plans also included the construction of additional buildings, a golf course, tennis courts and a spa. MegaWorld agreed to acquire CRE from Michael Giamalvo, a director of the Company at the time of the acquisition, for 1,000,000 shares of common stock, $50,000 in cash and $572,500 in deferred payments to Mr. Giamalvo, with release of the CRE shares from escrow to MegaWorld to occur upon delivery of the full amount of such payments to Mr. Giamalvo. Under terms of the acquisition agreement and related escrow agreement, the CRE stock is to be returned to Mr. Giamalvo if MegaWorld does not make such full payment.



         The Company formed a wholly-owned subsidiary, MegaWorld Leisure, Inc. ("MLI"), to develop the Castle. Although at the time of the Merger current management of the Company believed that the Castle could begin to generate revenue with a minimal investment under the pre-construction sale plan described above, however, this proved to be incorrect. To date MegaWorld has paid only $150,000 of the deferred payments and Management is currently attempting to rescind the Castle transaction. See "Certain Relationships and Related Transactions " and "Legal Proceedings."



GOVERNMENTAL REGULATIONS, ENVIRONMENT, HEALTH AND SAFETY



         FCC REGULATION OF TELECOMMUNICATIONS


         The Communications Division is subject to varying degrees of federal, state, local and international regulation. The Communications Division is subject to regulation by the Federal Communications Commission ("FCC"). The FCC
requires the Company to obtain authority under Section 214 of the Communications Act of 1934, as amended (the "Communications Act") and imposes certain other obligations on carriers providing international telecommunication services. These include the obligation to file at the FCC and to maintain tariffs containing the rates, terms and conditions applicable to their services; to file certain reports regarding international traffic and facilities; to file certain contracts with correspondent carriers; to disclose affiliations with foreign carries and significant foreign ownership interests; to pay certain regulatory fees based, among other things, upon the carrier's revenues and ownership of international transmission capacity.

         The Company has obtained a global Section 214 authority from the FCC to use, on a facilities and resale basis, various transmission media for the provision of international switched and private line services. The FCC reserves the right to condition, modify or revoke Section 214 authorizations and impose fines for violations of the Communications Act or the FCC's regulations, rules or policies promulgated thereunder, or for violations of the clear and explicit telecommunications laws of other countries that are unable to enforce their laws against call reorigination.


         The Company is also required to conduct its facilities-based international business in compliance with the FCC's International Settlements Policy (the "IS Policy"), or an FCC approved alternative settlement arrangement. A facilities-based carrier holds an ownership, indefeasible-right-of-user, or leasehold interest in bare capacity in the U.S. end of an international facility. The IS Policy requires U.S. telecommunications carriers to pay nondiscriminatory rates for the termination of international traffic in foreign countries. It was developed to prevent foreign monopoly carriers from playing U.S. carriers against each other to the disadvantage of U.S. carriers and U.S. ratepayers in the form of higher rates for the completion of international calls originating in the U.S. The IS Policy governs the permissible arrangements between U.S. carriers and their foreign correspondents to settle the cost of terminating traffic over each other's networks, the rates for such settlement and permissible deviations from these policies. As a consequence of the increasingly competitive global telecommunications market, the FCC has adopted a number of policies that permit carriers to deviate from the IS Policy under certain circumstances that promote competition.



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         In May 1999, the FCC issued an order exempting competitive carriers and specified competitive routes from the IS Policy. Specifically, the FCC's May
1999 Order eliminated the IS Policy for arrangements with non-dominant foreign carriers (i.e., those that lack market power) and for arrangements with any carrier, dominant or non-dominant, on routes deemed "competitive" by the FCC.
The FCC has designated the following international routes as being exempt from the IS Policy and associated filing requirements: Canada, Denmark, France, Germany, Hong Kong, Ireland, Italy, The Netherlands, Norway, Sweden, and the United Kingdom. However, the FCC has not qualified any countries within the Company's Target Market for relief from the FCC's IS Policy and associated filing requirements.


         In December 1996, the FCC adopted a policy that made it easier for international carriers based in the United States to obtain authority to route international public switched voice traffic to and from the United States outside of the traditional settlement rate and proportionate return regimes. In August 1998, the FCC proposed to modify its rules to make it easier for U.S.-based international carriers to engage in alternative traffic routing.

         WORLD TRADE ORGANIZATION AGREEMENT

         In February 1997, the United States entered into a World Trade Organization Agreement (the "WTO Agreement") that is designed to have the effect of liberalizing the provision of switched voice telephone and other telecommunications services in scores of foreign countries over the next several years, including many countries located in the Company's target market. The WTO Agreement became effective in February 1998. In light of the United States commitments to the WTO Agreement, the FCC implemented new rules in February 1998 that liberalize existing policies regarding (1) the services that may be provided by foreign-affiliated U.S.-based international common carriers, including carriers controlled or more than 25 percent owned by foreign carriers that have market power in their home markets, and (2) the provision of alternative traffic routing. The new rules also make it much easier for foreign-affiliated carries to enter the United States market for the provision of international services.


         In August 1997, the FCC adopted mandatory settlement rate benchmarks intended to reduce the rates that United States carriers pay foreign carriers to terminate traffic in their home countries. The FCC also prohibits a United States carrier affiliated with a foreign carrier from providing facilities-based service to the foreign carrier's home market until and unless the foreign carrier has implemented a settlement rate at or below the benchmark. The FCC also adopted new rules that will allow switched services over private lines interconnected to the public switched network, sometimes referred to as "international simple resale," to WTO member countries on routes where 50% or more of the traffic billed to U.S. customers is being terminated in the foreign country at or below the applicable settlement rate benchmark, or where the foreign country's rules concerning provision of international switched services over private lines are deemed equivalent to United States rules. In 1999, the FCC's benchmark rules were upheld in their entirety by the U.S. Court of Appeals for the D.C. Circuit.


         The Company is unable to predict the full effect on the international telecommunications market resulting from the WTO Agreement or the rules enacted to implement its provisions or the establishment of mandatory settlement rate benchmarks. These changes are expected to increase competition in the telecommunications market. These changes may result in lower settlement payments by the Company to terminate international traffic, however, there is a risk that the payment that the Company will receive from inbound international traffic may decrease to an even greater degree. The implementation of the WTO Agreement may also make it easier for foreign carriers with market power in their home markets to offer United States and foreign customers end-to-end services to the disadvantage of the Company. The Company, meanwhile, may continue to face substantial obstacles in obtaining from foreign governments and foreign carriers the authority and facilities to provide such end-to-end services. There can be no assurance that these events would not have a material adverse effect on the Company's business, financial condition or results of operations.

         Under the terms of the WTO Agreement, each of the signatories has committed to opening its telecommunications market to competition, foreign ownership and to adopt measures to protect against anticompetitive behavior, effective January 1, 1998. Although the Company plans to obtain authority to provide service under current and future laws of those countries in its target market that are parties to the WTO Agreement, or, where permitted, provide service without government authorization, there can be no assurance that foreign laws will be adopted and implemented which will provide the Company with effective practical opportunities to compete in these countries. Moreover, there can be no assurance of the nature and pace of liberalization in any of these markets. The Company's inability to take advantage of such liberalization could have a material adverse affect on the Company's ability to expand its services as planned.

         INTERNET TELEPHONY

         The use of the Internet to provide telephone service is a relatively recent development. If the FCC were to determine that certain services are subject to FCC regulations as telecommunications services, the FCC noted that it may find it reasonable to require Internet service providers to make universal service contributions, pay access charges or to be subject to traditional common carrier regulation.

         To the Company's knowledge, there are currently no domestic laws or regulations that prohibit voice communications over the Internet. Several efforts have been made to enact federal legislation that would either regulate or exempt from regulation services provided over the Internet. State public utility commissions may also retain jurisdiction to regulate the provision of intrastate Internet telephony services, and could initiate proceedings to do so. A number of countries that currently prohibit competition in the provision of voice telephony have also prohibited Internet telephony. Other countries permit but regulate Internet telephony. If Congress, the FCC, state regulatory agencies, foreign governments or supranational bodies begin to regulate Internet telephony, there can be no assurances that any such regulation will not materially adversely affect the Company's business, financial condition or results of operations.

EMPLOYEES


         As of June 3, 2000, the Company and its subsidiaries had a total of 8 full-time employees and no part-time employees. The employees of the Company are not subject to collective bargaining agreements and the Company believes relations with employees are good.


RISK FACTORS

         In addition to the other information contained herein, the following factors should be considered carefully by any person considering an investment in the Company.


         THE COMPANY HAS EXPERIENCED RECENT LOSSES AND NEEDS ADDITIONAL CAPITAL. The Company incurred losses of $2,413,831 for the nine months ending September 30, 1999 and $601,589 for the year ended December 31, 1998 and negative cash flows of $343,443 and $1,970,922 from operating activities for the same periods, and had a working capital deficit of $8,858,941 and stockholders' deficit of $3,880,072 at September 30, 1999. As a result of these losses the Company's working capital position and ability to generate sufficient cash flows from operations to meet its operating and capital requirements has deteriorated. These matters raise substantial doubt about the Company's ability to continue operations without a significant infusion of working capital from outside sources. The Company has relied upon its majority stockholder to fund its cash requirements in the past; however, this stockholder has no obligation to continue to fund the necessary cash requirements in the future. See "Management's Discussion and Analysis or Plan of Operation."



         THE COMPANY'S STOCK PRICE IS VOLATILE AND THE STOCK IS ILLIQUID. The Common Stock will be subject to significant fluctuation in response to variations in operating results of the Company, investor perceptions of the Company, supply and demand, interest rates, general economic conditions and those specific to the industry, developments with regard to the Company's activities, future financial condition and management. In recent years, the Company's Common Stock has been listed on the NASD Over-the-Counter Bulletin Board ("OTCBB") under the symbol MEGW. On February 9, 2000, the Company's Common Stock was removed from listing on the OTCBB until such time as this registration statement both becomes effective and is amended in response to SEC comments. Trading in the Company's Common Stock will be reported in the National Quotation Bureau's Pink Sheets until its Common Stock is again listed on the OTCBB. There can be no assurance that the market will provide significant liquidity for the Company's Common Stock. As a result, an investment in the Company's Common Stock may be highly illiquid. Investors may not be able to sell their shares readily or at all when the investor needs or desires to sell. Furthermore, under current provisions of Regulation T adopted by the Board of Governors of the Federal Reserve System, so long as the market price of MegaWorld Common Stock is less than $5.00 per share and the Common Stock is traded in the over-the-counter market, the Common Stock is not marginable and it is unlikely that a lending institution would accept the Company's Common Stock as collateral for a loan.



         LOW-PRICED STOCK RISK DISCLOSURE REQUIREMENTS APPLY TO THE STOCK AND MAY DECREASE THE MARKET FOR THE STOCK. The shares of the Common Stock will be considered low-priced securities in the United States under rules promulgated under the Exchange Act. Under these rules, broker-dealers participating in transactions in low-priced securities must first deliver a risk disclosure document which describes the risks associated with such stocks, the broker-dealer's duties, the customer's rights and remedies, and certain market and other information, and make a suitability determination approving the customer for low-priced stock transactions based on the customer's financial situation, investment experience and objectives. Broker-dealers must also disclose these restrictions in writing to the customer and obtain specific written consent of the customer, and provide monthly account statements to the customer. The likely effect of these restrictions will be a decrease in the willingness of broker-dealers to make a market in the Common Stock, decreased liquidity of the Securities and increased transaction costs for sales and purchases of the Common Stock as compared to other securities.



         THE COMPANY MAY INCUR SIGNIFICANT LEVERAGE AND DEBT SERVICE REQUIREMENTS WHICH IT MAY BE UNABLE TO SERVICE. To provide necessary working capital, the Company may incur additional outstanding indebtedness. The level of the Company's indebtedness could have several important effects on the Company's future operations, including among others, (i) its ability to obtain additional financing for working capital, acquisitions, capital expenditures, general corporate and other purposes may be limited, (ii) a portion of the Company's cash flow from operations may be dedicated to the payment of interest on its indebtedness, thereby reducing funds available for other purposes and (iii) the Company's leverage could make it more vulnerable to economic downturns. The Company's ability to meet its debt service obligations and reduce its total indebtedness will be dependent upon the Company's future performance, which will be subject to the success of its business strategy, general economic conditions, industry cycles, interest rates, and financial business and other factors affecting the operations of the Company, many of which are beyond its control. There can be no assurance that the Company's business will generate sufficient cash flow from operations to meet its debt service requirements and the payment of principal when due, and if the Company is unable to do so, it may be required to sell assets, to refinance all or a portion of its indebtedness, or to obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained.



         THE COMPANY HAS A LIMITED OPERATING HISTORY AND LACK OF REVENUE, FACES INVESTMENT BARRIERS AND WILL CONTINUE TO INCUR SIGNIFICANT EXPENSES. The Company has historically derived all of its revenue through its TBS subsidiary, which had a five-year operating history. Due to a sustained downturn in the domestic energy services market which had an extremely adverse effect on TBS, the Company discontinued all TBS operations in May 2000. MegaWorld's Communications Division only began limited commercial operations in late 1999, although the Company has been developing its telecommunications business since March 1998. In order for the Communications Division to succeed, the Company will need to invest significant additional resources, including time and money, in the construction of the Communications Division's facilities-based network. Construction of this infrastructure is expected to cost from $5 to $6 million. In addition, because of the pace of deregulation in the international marketplace, the Communications Division must act quickly to ensure it is not overtaken by existing competitors and new market entrants. There can be no assurance that (i) the Company will be able to fund investment costs, (ii) the Communications Division will successfully implement any of its plans in a timely and effective manner or
(iii) that the Communications Division will be able to generate significant revenues or operate profitably.



         THE COMPANY FACES INTENSE COMPETITION. The Company is aware of a number of competitors that will compete directly with the Company's products and marketing concepts and those of its subsidiaries. There can be no assurance that the Company will be able to overcome the competitive disadvantages it will face with the limited capital available. If the Company cannot compete effectively it will not succeed. See "MegaWorld Communications Division - Competition".



         GOVERNMENTAL REGULATIONS MAY BE DIFFICULT TO PREDICT AND MAY ADVERSELY IMPACT THE BUSINESS. The Company is unable to predict the full effect on the international telecommunications market resulting from current and proposed regulations of the United States, the WTO Agreement and the countries in which the Company intends to do business.

The Company may face substantial obstacles in obtaining authority and facilities to provide its services and conduct its business from foreign governments and foreign carriers. See "Governmental Regulations, Environment, Health and Safety."



         THE COMPANY MUST WIN NEW CONTRACTS AND OBTAIN RENEWALS ON EXISTING CONTRACTS. The Communications Division's success will depend on its ability to win contracts and to renew and extend such contracts. The Communications Division currently has only one contract to provide communication services over its proposed facilities-based data network. That contact has a one-year term, with automatic month-to-month renewal unless terminated at the election of either party. The contract has approximately four months remaining on its primary term. The Communications Division faces the risk of non-renewal of this contract; however, the Company has not earned significant revenue under the contract to date.



         THE COMPANY INTENDS TO ISSUE ADDITIONAL COMMON STOCK AND MAY ISSUE CLASS A COMMON STOCK WHICH WOULD DILUTE CURRENT STOCKHOLDERS. The Company is authorized to issue up to 98,808,259 shares of Common Stock, each carrying one-twentieth (1/20) of one vote, of which 40,335,706 shares are currently outstanding. The Company is also authorized to issue up to 1,191,741 shares of Class A Common Stock $0.0001 par value (the "Class A Stock"), each carrying one vote. No shares of Class A Stock are currently issued and outstanding. To the extent it is authorized, the Board of Directors of the Company will have the ability, without seeking stockholder approval, to issue additional shares of Common Stock and Class A Stock in the future for such consideration as the Board of Directors may consider sufficient. The issuance of additional Common Stock and Class A Stock in the future will reduce the proportionate ownership and voting power of the Common Stock. The Company is currently not authorized to issue any preferred stock.



         THE COMPANY'S SUCCESS IS DEPENDENT ON KEY EMPLOYEES AND SENIOR MANAGEMENT. The Company's ability to achieve its growth strategy is dependent in large part upon the efforts of its senior management, particularly Charles D. McPhail, the Company's President and Chief Executive Officer. The loss of the services of Mr. McPhail could have a material adverse effect on the Company. Certain of the Company's officers and directors have significant experience in the communications industry which will be important to the Company's success. As the Company continues to redirect its focus from modular manufacturing to telecommunications, its business strategy will become increasingly dependent upon its ability to recruit and retain qualified personnel and senior management, competition for which is expected to be fierce. There can be no assurance that the Company will continue to recruit and retain a sufficient number of qualified personnel and senior management. The inability to successfully recruit and retain such persons could materially and adversely affect the Company's ability to staff its facilities and to successfully implement its growth strategy.



         EXISTING MANAGEMENT AND STOCKHOLDERS CONTROL THE COMPANY. The existing officers and directors beneficially own 19,653,580 shares of Common Stock and control in the aggregate 48.7% of the votes of all shares of Common Stock and, if acting in concert, may be able to exercise control over the Company's affairs, elect the entire Board of Directors and control the outcome of any matter submitted to a vote of the Company's stockholders. See "Security Ownership of Certain Beneficial Owners and Management."



         THE COMPANY'S INSURANCE COVERAGE MAY NOT BE ADEQUATE. The Company carries general liability, comprehensive property damage, workers' compensation and other insurance coverages that management considers adequate for the protection of the Company's existing assets and current operations. There can be no assurance, however, that the coverage limits in such policies will be adequate as the Company expands its operations. A successful claim against the Company in excess of its insurance coverage could have a material adverse effect on the Company.



         THE OFFICERS AND DIRECTORS OF THE COMPANY HAVE LIMITED LIABILITY. The Company has adopted provisions to its Certificate of Incorporation and Bylaws which limit the liability of its officers and directors and provides for indemnification by the Company of its officers and directors to the full extent permitted by the Delaware General Corporation Law ("DGCL"). The Company's Certificate of Incorporation generally provides that its officers and directors shall have no personal liability to the Company or its stockholders for monetary damages for breaches of their fiduciary duties as directors, except for breaches of their duties of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, acts involving unlawful payment of dividends or unlawful stock purchases or redemptions, acts specified in the DGCL, or any transaction from which a director derives an improper personal benefit. Such provisions substantially limit the stockholders' ability to hold officers and directors liable for breaches of fiduciary duty, and may require the Company to indemnify its officers and directors.



         THE STOCKHOLDERS DO NOT HAVE CUMULATIVE VOTING AND PRE-EMPTIVE RIGHTS. There are no pre-emptive rights in connection with the Company's Common Stock or Class A Stock. Cumulative voting in the election of directors is not permitted. Accordingly, the holders of a majority of the shares of Common Stock and Class A Stock (if and when issued), present in person or by proxy, will be able to elect all of the Company's Board of Directors. See "Description of Securities."



         THE COMPANY DOES NOT PAY DIVIDENDS. The Company does not currently intend to pay cash dividends on its Common Stock and does not anticipate paying such dividends at any time in the foreseeable future. The Company will follow a policy of retaining all of its earnings, if any, to finance development and expansion of its business.


REPORTS TO SECURITY HOLDERS

         Prior to the filing of this Registration Statement, the Company had not been subject to the reporting requirements of the Securities Exchange Act of 1934 and had not filed any reports with the SEC. The public may read and copy any materials the Company files in the future with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the Company intends to file all required reports with the SEC electronically. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. This site is available at http:/www.sec.gov. If the Company is not required to deliver an annual report to security holders, the Company intends to voluntarily send an annual report to its security holders, which report will include audited financial statements.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

                           FORWARD LOOKING STATEMENTS

         This management discussion contains certain forward-looking statements as identified by the use of words like "expects", "believes", and "anticipates" and other similar phrases. Such statements reflect management's current view of future financial performance based on certain assumptions, risks and uncertainties. If any assumptions, risk or uncertainty factors change, such changes may have a material impact on actual financial results. The Company is under no obligation to revise any forward-looking statements contained herein, which are as of the date hereof. Readers are cautioned to not place undue reliance on any forward-looking statements contained in this discussion, which speak only as the date hereof.

OVERVIEW


         The Company has historically derived all of its revenue from TBS. In May 2000, due to a substantial and sustained downturn in the domestic energy services market, management discontinued all TBS operations and made plans to dispose of all TBS assets. The Company intends to provide integrated communications services to international and domestic customers through the Communications Division. Although the Communications Division reported nominal revenue ($4,846) during the quarter ended December 31, 1999, it does not expect to initiate commercial telecommunications service prior to July 1, 2000.



         MegaWorld has experienced net losses during the last two years of operations and expects losses from its continuing operations to continue through MegaWorld's fiscal year 2000 (ending September 30, 2000), and possibly thereafter.



         The Company's primary business efforts in year 2000 will focus on the development of its Communication Division. The Communications Division has begun to secure contracts with suppliers. The contracts have not yet generated any significant revenue, however, management expects to report revenues from the Communications Division by the second half of 2000.



        The Company's business was organized and began operations in January, 1995 as Old TBS. Effective November 11, 1998, Old TBS merged with and into Texas TBS, a wholly-owned subsidiary of MegaWorld , with Texas TBS as the surviving corporation. Texas TBS changed its name to Total Building Systems, Inc. ("TBS") immediately following the merger. Pursuant to Staff Accounting Bulletins issued by the SEC relating to business combinations, this transaction was accounted for as a reverse merger acquisition with Old TBS as the acquiring entity for financial accounting purposes. The transaction was accounted for as a purchase under GAAP, with the losses of MegaWorld included since the date of the Merger and the TBS equity recapitalized with MegaWorld shares to reflect the reverse merger acquisition. Therefore, the financial statements of the Company for periods prior to November 11, 1998 are the financial statements of Old TBS, not MegaWorld. In addition, in 1999, the Company changed its fiscal year end from December 31 to September 30. In May 2000, the Company terminated all TBS operations.



         At the time of the Merger, MegaWorld valued Old TBS at $12 million. In consideration for the Merger, shareholders of Old TBS, including the founder, President and Chief Executive Officer of Old TBS, Charles D. McPhail, and his designees received 11,250,000 shares of MegaWorld Stock, and Mr. McPhail received a promissory note in the amount of $8,000,000 issued by the Company, for a total consideration of $12 million. MegaWorld Shares of MegaWorld common stock issued as consideration for the Merger were valued at $.35 per share, which represented a discount of approximately 70% to then current market prices because the shares were unregistered and illiquid in the hands of the Old TBS shareholders. In addition, MegaWorld issued 17,089,780 shares of common stock following the Merger to Mr. McPhail and/or his designees including, (i) 7,313,260 shares in connection with Mr. McPhail's exercise of stock options granted to provide certain price protection in connection with the Merger; (ii) 6,400,000 shares for the conversion in September 1999 of the $8,000,000 promissory note issued by the Company to Mr. McPhail as partial consideration for the Merger; (iii) 2,376,520 shares in connection with certain anti-dilution rights granted to Mr. McPhail; (iv) 600,000 shares as consideration for Mr. McPhail's agreement to subordinate and defer payment of certain loans he made to the Company prior to the Merger; and (v) 400,000 shares as consideration for the assumption by the Company of Mr. McPhail's employment agreement. See "Certain Relationships and Related Transactions." Also under terms of the Merger Agreement, MegaWorld agreed, for a term of fifteen years and for so long thereafter as Charles D. McPhail and Lynn R. McPhail, or either of them shall survive, to pay to Mr. and Mrs. McPhail one percent (1%) of the annual gross revenue of the Company, in either cash or Common Stock, at the Company's option; however, to date the Company has not delivered any such compensation. See "Certain Relationships and Related Transactions" and "Recent Sales of Unregistered Securities."



         The Company has historically derived all of its revenue from TBS. TBS revenues were $7.6 million for the 9 months ended September 30, 1999 and $17.4 million in 1998. During 1999, less than 15% of all revenue is from non-energy related industries. TBS' dependence on the domestic oil and gas services industry subjected it to volatile market fluctuations which resulted in management's decision to terminate all TBS operations. The Company's business plan currently focuses on the development of the Communications Division.


         Developing the business of the Communications Division has required significant capital resources and time. The Company has been unable to meet much of these capital requirements. As a result, Mr. McPhail has loaned significant money to the Company to support its operations and the development of the Communication Division's VoIP business. See "Liquidity and Capital Resources" and "Certain Transactions."

OPERATIONS

YEAR ENDED DECEMBER 31, 1998 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1999

         The Company incurred losses of $2,413,831 for the nine months ending September 30, 1999 and $601,589 for the year ended December 31, 1998 and negative cash flows of $343,443 and $1,970,922 from operating activities for the same periods, and had a working capital deficit of $8,858,941 and stockholders' deficit of $3,880,072 at September 30, 1999. As a result of these losses the Company's working capital position and ability to generate sufficient cash flows from operations to meet its operating and capital requirements has deteriorated. These matters raise substantial doubt about the Company's ability to continue operations without a significant infusion of working capital from outside sources. The Company has relied upon its majority stockholder to fund its cash requirements in the past, however, this stockholder has no obligation to continue to fund the necessary cash requirements in the future.


         During fiscal 1999, the Company was involved in discussions with several entities as potential sources for the necessary working capital. As of September 30, 1999, $513,000 of such funds had been raised through the issuance of seven 12% convertible promissory notes. The notes are due on various dates between April 29, 2000 and June 30, 2000 and bear interest on the unpaid principal balance at the rate of 12% per annum. The holder may elect to convert outstanding principal and interest at rates ranging from $1.25 to $2.50 per share into shares of MegaWorld Common Stock. The Company is currently in default on 6 of these notes, which total $263,000, and may default on the remaining note, which is due on June 30, 2000. Similar discussions have resulted in the generation of additional funds and cancellation of certain indebtedness during the first half of fiscal 2000. See "Liquidity and Capital Resources." Management believes a total of $5 to $6 million will be needed to support proposed operations reflected in the current business plan.


         The Company's gross profit from operations, contract revenues less cost of contract revenues, was $1,980,234 and $4,089,757 for the nine months ending September 30, 1999 and the year ending December 31, 1998, respectively. This is a gross profit percentage of 26.02% and 23.50% for the respective periods. The increase in gross profit margins in 1999 is attributable to cost cutting efforts by the Company. General and administrative expenses were 46.75% and 24.59% respectively. The increase in the percentage of general and administrative expenses for 1999 is a reflection of the lower revenue reported for 1999. The average monthly general and administrative expense for 1999 was approximately $395,000 compared to $356,000 for the 12 months of 1998, a 9.75% increase. Average monthly contract revenues were approximately $845,000 for 1999 compared to $1,450,000 for 1998, a 41.71% decrease.


         The increase in general and administrative expenses for the nine months ended September 30, 1999 compared to the nine months ended September 30, 1998 was $582,423. Depreciation and amortization accounted for an increase of approximately $120,000, which was primarily connected with the depreciation taken on the land and building contributed by the TBS stockholder in October 1998. Salaries and related expenses increased approximately $180,000, which related to new personnel added to MegaWorld as a result of the Merger. The remaining increases were additional legal and accounting expenses.



         At December 31, 1998, as a result of the Merger, the Company had a note payable to the Chairman of the Board and majority stockholder in the principal amount of $8,000,000 bearing interest at the London Interbank Offered Rate ("LIBOR") plus 2% (8.035% at December 31, 1998) (the "Acquisition Note"). In the Merger transaction, this note payable was treated as a distribution to shareholder in the Company's financial statements because the same shareholder held the voting control of the Company subsequent to the transaction. This note was converted into capital in September 1999. This amount has been reflected as an increase in capital of the Company. Interest expense increased $425,630 in 1999 over the 1998 period, primarily due to the accrual of interest on the Acquisition Note. The interest expense related to the Acquisition Note for the nine months of 1999 was $482,102 and for the two months of 1998 was $94,982.


         Net loss and loss per share were $2,413,831 and $0.08, respectively, for 1999 compared to $601,589 and $0.03, respectively, for 1998. The loss increased $1,812,242 or 301.2% primarily as a result of lower contract revenues brought on by the decline in oil and gas exploration and production spending in the last 18 months.

THREE MONTHS ENDED DECEMBER 31, 1999 COMPARED TO THREE MONTHS ENDED DECEMBER 31, 1998

         The Company incurred losses of $294,583 for the three months ended December 31, 1999 and $67,883 for the three months ended December 31, 1998. The Company, however, had positive cash flows from operating activities of $116,109 and $1,105,657 in the respective three month periods. The positive cash flows in the interim periods are primarily attributed to timing of performance and completion of certain large construction contracts.

         Revenues were $1,437,848 for the three months ended December 31, 1999 and were $4,619,844 for the three months ended December 31, 1998. The decline in revenues is directly attributable to the decline in the market the Company serves. The gross profit for the respective three month periods was 39.67% and 33.25%, respectively. These profit percentages are higher than the fiscal year results due to timing of more profitable jobs in these two interim periods. The higher margin for the three months ended December 31, 1999 is primarily attributable to cost cutting measures employed by the Company late in 1999 necessitated by the aforementioned market decline.


         General and administrative expenses have been reduced significantly late in 1999 as is evidenced by the approximate 43% reduction from $1,305,331 in the three months ended December 31, 1998 to $738,182 in the three months ended December 31, 1999. During 1999, the Company consolidated numerous functions, incurred staff reductions and consolidated operating locations, which resulted in lower general and administrative expenses. The Company does not anticipate any significant restructuring charges in connection with this consolidation and the subsequent discontinuation of the Company's modular manufacturing business. The payroll and related expenses decreased approximately $365,000 from the three months ended December 31, 1999 compared to the three months ended December 31, 1998, which primarily related to the slow down in the modular building construction activity.


         Interest expense has decreased from $298,545 in the three months ended December 31, 1998 to $126,799 in the three months ended December 31, 1999 primarily due to the conversion of the $8,000,000 note payable to a principal stockholder that was outstanding approximately two months in 1998, which was converted to equity in September 1999, and was, therefore, not outstanding in the three months ended December 31, 1999.

LIQUIDITY AND CAPITAL RESOURCES


         Limited access to working capital and long-term capital, to date, has effectively controlled the speed in which the Company has been able to implement its business plan. The business plan has been and will continue to be implemented as fast as funding is available and on a business opportunity or project basis. The net effect has been reduced gross revenues, profits and returns to investors. The Company's principal cash requirements to date have been to fund working capital and to service its debts. Because revenue from operations has been inadequate to completely fund these requirements, the Company has supplemented its revenue from operations with proceeds from its private offerings of securities, loans from the Chairman and extensions of credit from vendors in order to meet its working capital requirements.



         The Company has made arrangements to meet a significant portion of its future capital requirements, and the Company is involved in discussions with other potential sources to satisfy its remaining future capital needs. The Company anticipates that within a few months after the infrastructure for the Communications Division has been implemented and commercial service initiated, the Company will be able to satisfy its funding requirements for operations from such revenue.



         CURRENT ARRANGEMENTS AND PRIOR PERIODS



         On August 10, 1998, Charles D. McPhail and JoyVer Investments, LLC entered into a term promissory note with Compass Bank providing for a loan of $3,765,000 secured by a deed of trust with security agreement and assignment of rents and leases on TBS's Northwest Houston modular manufacturing facility. The loan provided for an interest rate of 8.5% per annum to be paid in 180 monthly installments, with the last payment due on August 10, 2013. This note was assumed by the Company in the Merger. In May 2000, the Company reached an agreement with Compass Bank whereby the Bank would foreclose on the mortgage and apply the proceeds of the sale of the facility to the mortgage and to the balance due on the Revolving Loan between the Company and Compass Bank. The Company estimates that after the foreclosure, it will owe approximately $785,000 to Compass Bank.



         Effective March 12, 1998, the Company entered into an agreement with Compass Bank under with MegaWorld could request revolving loans from time to time in an aggregate amount not to exceed $1,000,000 (the "Revolving Loan"), with Charles D. McPhail as guarantor. The Revolving Loan provided for an interest rate of prime rate plus one-half percent per annum and was collateralized by the Company's accounts, general intangibles, inventory and all proceeds, products, additions and substitutions thereof. The Revolving Loan was due on August 31, 1999. In connection with the Revolving Loan, the Company and Charles D. McPhail agreed to subordinate a $397,610 note held by Charles D. McPhail as lender to the Company. See "Certain Relationships and Related Transactions". As of December 31, 1999, the Company had borrowed $1,000,000 under the Revolving Loan and was not in compliance with its covenant to maintain a minimum tangible net worth of at least $1,500,000 under the Revolving Loan agreement. In May, 2000, the Company reached an agreement with Compass Bank whereby the Bank would foreclose on certain property on which it held a mortgage, consolidate all outstanding loans owed by the Company and apply the proceeds of the sale of the property to the consolidated loans. The Company estimates that after the foreclosure, it will owe approximately $785,000 to Compass Bank on a note at 9.5% annual interest with monthly payments of interest due and the balance due on November 1, 2000. See "Description of Property."



         On May 19, 2000, management entered into an agreement with Machinery Acquisition, Inc. ("MAI") whereby MAI purchased all of the tangible personal property of TBS for $265,000, except certain items considered to be a part of the real property located at TBS' Northwest Houston facility described above. In early to mid-July, 2000, Plant Machinery, Inc. ("PMI"), an affiliate of MAI, will auction the assets of TBS. From the proceeds of the auction, MAI will recover a total of $315,000, which equals $50,000 in expenses and the $265,000 in cash paid to the Company. Any additional proceeds from the auction will be paid 65% to the Company and 35% to MAI.



         The Company entered into seven 12% convertible promissory notes which are due on various dates between April 29, 2000 and June 30, 2000. The Company is currently in default on 6 of these notes, totaling $263,000, and may default on the remaining note which is due on June 30, 2000. The Company is currently negotiating with the noteholders to extend the due date of the notes or to encourage conversion of the notes into shares of Common Stock of the Company.



         The Company has entered into revolving loan agreements with Mr. McPhail dated as of December 15, 1998, and with JoyVer Investments, LLC dated as of December 15, 1998, each provided for loans to the Company from time to time of up to $600,000. As of December 31, 1999, the outstanding balance on each loan was $40,250 and $594,738, respectively. In addition, Mr. Giamalvo has submitted claims for expense reimbursements in the aggregate amount of $185,000 which are disputed, in part, by the Company. See "Legal Proceedings." TBS entered into another revolving loan agreement with Mr. McPhail providing for up to $600,000 from time to time with an outstanding balance of $297,419 as of December 31, 1999. Each of these loans is payable on demand and carries an interest rate of 6%. See "Certain Relationships and Related Transactions." The Company is not in default on any of these notes. Although Mr. McPhail has indicated that he currently does not intend to demand payment at any time in the foreseeable future, he has not waived any rights in connection with such indebtedness and he may elect to demand payment at any time. The Company is attempting to negotiate a settlement with respect to all claims against the Company by Mr. Giamalvo. See "Legal Proceedings."



         FUTURE NEEDS



         The Company anticipates that it will require between $5 and $6 million to develop the infrastructure required to implement its business plan and initiate the delivery of commercial services in each of the categories contained in its business plan. However, the international telecommunications industry is highly regulated. See "Government Regulations, Environment, Health and Safety." There can be no assurance that the Company's business plan can be implemented for the anticipated cost or within the anticipated period. See "Risk Factors."



         The Company has taken several steps to address its capital needs and liquidity requirements. In March and April, 2000, the Company agreed to discharge $624,707 (49.8%) of TBS' outstanding trade payables in exchange for common stock of the Company. In May 2000, the Company received $205,200 in consideration for the issuance and sale of 135,000 shares of its common stock. See "Recent Sales of Unregistered Securities." On June 9, 2000 MegaWorld entered into a contract with Cabletron Systems, Inc. ("Cabletron"), a leading supplier of telecommunications equipment, for the issuance of 1,500,000 shares of MegaWorld common stock in consideration for telecommunications equipment valued at $2,225,000 and 166,666 shares of MegaWorld common stock for $250,000 in cash. In addition, Cabletron has agreed to purchase an additional 166,666 shares of common stock for $250,000 in cash when MegaWorld has collected an aggregate of $2 million in revenue from its service provider business and Cabletron has agreed to make another such purchase when MegaWorld has collected an aggregate of $4 million from its service provider business.



         The Company anticipates that it will address the remainder of its liquidity and capital requirements through a private placement of its common stock. There can be no assurance, however, that such private placement will be successful or that the Company will otherwise be successful in obtaining sufficient funds to meet its capital and liquidity needs.


ITEM 3.  DESCRIPTION OF PROPERTY


         The Company maintains its headquarters in Houston, Texas and operates the Communications Division from Hackensack, New Jersey. In addition, the Company entered into an agreement to acquire the stock of CRE, a company that owns leasehold rights to Castello Torre Ratti near Milan, Italy.

         The Company's heavy fabrication/single-lift facility of TBS was located in East Houston, with deep water access to Houston's ship channel. The facility was comprised of approximately 9,000 square feet of office space, 20,000 square feet of covered fabrication area, 10,000 square feet of protected receiving dock area and 72,000 square feet of covered raw storage area. The property is subject to a lease at $23,160 per month, terminating on January 31, 2003, with five (5) one-year renewal options thereafter; however, the Company is currently negotiating the termination of the lease.



         The modular manufacturing facility of TBS was located in Northwest Houston and had approximately 5,000 square feet of office space and 130,000 square feet of covered fabrication area. This facility was subject to a mortgage in the principal amount of $3,765,000, held by Compass Bank. In May 2000, the Company reached an agreement with Compass Bank whereby the Bank would foreclose on the mortgage and apply the proceeds of the sale of the facility to the mortgage and to the balance due on the Revolving Loan between the Company and Compass Bank. The Company estimates that after the foreclosure, it will owe approximately $785,000 to Compass Bank. See "Liquidity and Capital Resources."



         The Communications Division currently leases 5,000 square feet of space in Hackensack, New Jersey. The facility is wired with fiber optic cables, making it attractive to telecommunication companies. Further, Hackensack is a key location for the Communications Division because of the concentration of VoIP, data network, and telecommunications service provider companies located in the Northern New Jersey area. The Company currently maintains its Communications Division business office and main data center for severs at this location and intends to sublease portions of the facility to other telecommunications providers. The monthly rent for the facility is $2,750 per month until July 31, 2000; $3,000 per month thereafter until July 31, 2001; and $3,250 per month after July 31, 2001, until termination on July 31, 2002. In addition, the Communications Division must reimburse the landlord for real estate taxes which are approximately $10,000 per year. The Communications Division has the option of extending the lease for one year at a rental rate of $3,750 per month.



         In April 1998, MegaWorld entered into a contract to acquire all of the outstanding capital stock of Castello Ratti Enterprises Srl ("CRE"), an Italian corporation which holds a leasehold interest in Castello Torre Ratti, a 1,000-year-old castle near Milan, Italy (the "Castle Acquisition"). The lease provides for an annual rental of US$47,923, subject to increase based on increases in the U.S. consumer price index, to be paid in monthly installments. The initial term of the lease is for 25 years, renewable by the tenant for another 25 year term, with a rent adjustment for inflation. The lease has a remaining term, including extensions, of approximately 40 years.



         The Company intended to develop weekly timeshare units in the Castle. To date, the Company has sold no units. The Castle currently has several renovated rooms, a kitchen and a dining hall. Management is currently attempting to rescind the Castle Acquisition. Because the Castle is a unique property, there is no readily ascertainable competition for the Company's proposed timeshare plans or for the current use of the property. See "Certain Relationships and Related Transactions" and "Legal Proceedings."


         The Company believes that its properties are adequately insured and the Company has no present intention of making further investments in real estate, real estate mortgages or persons involved in real estate activities, except as described above; however, the Company may change this policy at any time without a vote of stockholders.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


         The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of May 31, 2000 as to (i) each person known by the Company to own beneficially more than 5% of the presently outstanding Common Stock; (ii) each director of the Company; and (iii) all directors and officers of the Company as a group.

                                                         COMMON STOCK
                                            ------------------------------------
                                            NUMBER OF
        NAME AND ADDRESS OF                  SHARES
          BENEFICIAL OWNER                   OWNED(1)                    PERCENT
        -------------------                 ----------                   -------
Charles D. McPhail(2)                       19,402,980                    48.1%
15411 Fawn Villa
Houston, TX 77068

Lynn R. McPhail(3)                          19,402,980                    48.1%
15411 Fawn Villa
Houston, TX 77068

JoyVer Investments, LLC(4)                  13,975,000                    34.6%
15411 Fawn Villa
Houston, TX 77068

Michael Giamalvo(5)                          3,648,000                     9.0%
119 Northgate Circle
Melville, NY 11747

Lori Lynn McPhail                            2,945,000                     7.3%
15411 Fawn Villa
Houston, TX 77068

Lisa Marie McPhail                           2,945,000                     7.3%
3313 Marcedonia Dr.
Plano, TX 75025

CLM Partners, Ltd.(6)                        2,115,000                    5.24%
15411 Fawn Villa
Houston, TX  77068

All officers and directors as a             19,653,580                    48.7%
group (3 persons)


-------------

(1) Under the rules of the Securities and Exchange Commission, a person is deemed to be the beneficial owner of a security if such person has or shares the power to vote or direct the voting of such security or the power to dispose or direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities if that person has the right to acquire beneficial ownership within 60 days. Accordingly, more than one person may be deemed to be a beneficial owner of the same securities. Unless otherwise indicated by footnote, the named entities or individuals have sole voting and investment power with respect to the shares of Common Stock beneficially owned.


(2) Includes 1,920,000 shares of Common Stock owned by Mr. McPhail jointly with Lynn R. McPhail, 13,975,000 shares owned by JoyVer Investments, LLC, 1,000,000 shares owned by Lynn R. McPhail and 2,115,000 shares owned by CLM Partners, Ltd. Does not include 2,945,000 shares owned by Lori Lynn McPhail, and 2,945,000 shares owned by Lisa Marie McPhail, the adult children of Charles D. and Lynn R. McPhail, as to which Mr. McPhail disclaims beneficial ownership.



(3) Includes 1,920,000 shares of Common Stock owned by Lynn R. McPhail jointly with Charles D. McPhail, 13,975,000 shares owned by JoyVer Investments, LLC, 2,115,000 shares owned by CLM Partners, Ltd. and 392,980 shares owned by Charles D. McPhail. Does not include 2,945,000 shares owned by Lori Lynn McPhail, and 2,945,000 shares owned by Lisa Marie McPhail, the adult children of Charles D. and Lynn R.

         McPhail, as to which Mrs. McPhail disclaims beneficial ownership. Lynn
         R. McPhail is the wife of Charles D. McPhail.



(4) CLM Partners, Ltd., a family partnership for the Charles D. McPhail family, owns JoyVer Investments, LLC.



(5) Includes 100,000 shares of Common Stock owned by Mr. Giamalvo's spouse, for which Mr. Giamalvo is the beneficial owner.



(6)      Charles D. McPhail is the general partner of CLM Partners, Ltd.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS


         The following table sets forth certain information concerning the Company's executive officers and directors. The number of directors consists of such number as may from time to time be fixed by the Board of Directors. Presently, there are three directors. Directors are elected at the annual meeting of the stockholders, and hold office until the earlier to occur of (i) the election of a successor at the next meeting of the stockholders, (ii) the director's resignation, and (iii) the director's removal. See "Description of Securities - Common Stock." All officers of the Company are elected annually by, and serve at the discretion of, the Board of Directors.




           Name                                           Age    Position
           ----                                           ---    --------
           Charles D. McPhail..........................    57    Chairman of the Board, President and Chief
                                                                 Executive Officer

           George S. Dinsdale..........................    45    President and Chief Operating Officer,
                                                                 Communications Division and Director

           John L. Waddell, Jr.........................    56    Director and Secretary




         Charles D. McPhail has held his current position with the Company since November 11, 1998 when the Company acquired Old TBS. Prior to November 11, 1998, Mr. McPhail served as President and Chief Executive Officer of Old TBS, which he founded in 1995. Mr. McPhail has held the position of Chairman and the title of Chief Executive Officer of Texas Steel Conversion, Inc. ("Texas Steel") since 1990; prior to that date and beginning in October 1984, Mr. McPhail served as Texas Steel's President and Chief Executive Officer. Prior to joining the management team at Texas Steel, Mr. McPhail held various management positions at Triangle Industries, Inc. and General Cable Corporation.



         George S. Dinsdale has over 16 years of telecommunications and computer telephony experience, much of it in management positions. Mr. Dinsdale has served as President and Chief Operating Officer of MegaWorld's Communications Division since April 1999 and has served as a director since May 2000. From December 1992 until March 1999, Mr. Dinsdale served as Vice President of the Sun Business Unit of Linkon Corporation. While at Linkon, he acted as product manager for two products being developed by Linkon for Sun Microsystems: (i) Voice over the Internet Protocol ("VoIP") Packet Switches and (ii) Computer Telephony Equipment. Linkon has been renamed PacketPort (OTC BB: PKPT) and had revenues of $722,000 for the nine months ended October 31, 1999. MegaWorld believes that the Sun Business Unit represented from 50% to 80% of the revenues of the company. From January 1991 to November 1992, Mr. Dinsdale served as Director of Sales for RMC Research. From 1989 to 1991, Mr. Dinsdale served as National Accounts Manager for Centigram Corporation, and from 1987 to 1989, Mr. Dinsdale served as Eastern Regional Manager of Voice Automation Products for New York Octel Communications. From 1982 to 1987, Mr. Dinsdale served as Branch Manager (New York and New Jersey) for US Sprint Communications, Inc. Mr. Dinsdale holds a Bachelor of Science degree in Business Administration and Economics from Loyola College/Concordia University in Montreal, Quebec, Canada.



         John L. Waddell, Jr. has been a director of MegaWorld since May 2000. Since March 1999, he has been the President, CEO and a director of JoyVer, Inc., which markets a patented product that reduces the destructive force of explosions. JoyVer, Inc. is owned by CLM Partners, Ltd. Mr. McPhail is the general partner of CLM Partners, Ltd. From April 1998 to March 1999, Mr. Waddell was an independent consultant for computer systems. From August 1997 to April 1998, he was the Vice President and General Manager of Smith Pipe & Steel Company, a wholly-owned subsidiary of Delta Steel, Inc. From August 1993 to May 1997, he was the President, CEO and a director of Peregrine Energy, Inc., located in Houston, Texas, and Minga Parinas Petroleum, S.A. located in Lima, Peru.


ITEM 6.  EXECUTIVE COMPENSATION

         The following table sets forth information with respect to all forms of compensation paid or accrued by the Company and its subsidiaries to or on behalf of the Company's Chief Executive Officer and each of the most highly compensated executive officers and directors of the Company for the periods indicated below.


                                  ANNUAL COMPENSATION

NAME AND PRINCIPAL               FISCAL
POSITION                         YEAR(1)     SALARY ($)
------------------               -------     ----------
Charles D. McPhail -              1999        146,154
President and Chief               1998        167,307
Executive Officer                 1997         89,423
Charles F. Hicks - Vice           1999         91,346
President, Chief Financial        1998             --
Officer and Treasurer(2)          1997             --
George S. Dinsdale -              1999         73,269(3)
President and Chief               1998             --
Operating Officer                 1997             --
(Communications Division)

-----------------

(1) Represents fiscal years ended December 31, 1997, December 31, 1998 and the nine months ended September 30, 1999.

(2)      Mr. Hicks resigned from each of these positions in December 1999.

(3)      Includes $4,800 annual car allowance.


EMPLOYMENT AGREEMENTS


         Old TBS entered into an employment agreement with Charles D. McPhail on September 1, 1996, which was assumed by the Company pursuant to the terms of the Merger Agreement between Texas TBS and Old TBS (for purposes of this paragraph, the "Employment Agreement"). The Employment Agreement is for an initial term of five years (renewing automatically thereafter for additional five year periods until canceled) and provides for an annual base salary of $200,000, payable in equal semi-monthly installments of $8,333.33. Under terms of the Employment Agreement, Mr. McPhail is entitled to receive a commission based on quarterly net profits of the Company and annual stock options, each in amounts to be determined by the board of directors. The Company may not terminate the Employment Agreement, except for cause, on less than five years prior written notice to Mr. McPhail. Mr. McPhail may cancel the Employment Agreement on 30 days' prior written notice to the Company. See "Certain Transactions."



         Effective March 1, 1998, the Company and Michael Giamalvo, a former director of the Company, entered into an employment agreement pursuant to which Mr. Giamalvo is to develop and coordinate the marketing of the timeshare units in the Castle (for purposes of this paragraph, the "Consulting Agreement"). The Consulting Agreement provides for a base salary of $50,000 per year plus a performance-based bonus based on the increase in assets, profits and other criteria determined by the Board of Directors. Additional consideration was paid to Mr. Giamalvo upon execution of the Consulting Agreement in the amount of 400,000 restricted shares of the Company's Common Stock. The Company is also obligated to pay Mr. Giamalvo a 10% commission on the sale of each timeshare interest in the Castle. The initial term of the Consulting Agreement is two years, and shall continue thereafter, renewing daily. Termination following the initial two year term is effective upon three months written notice by either party. See "Certain Transactions." In May 2000, stockholders of the Company removed Mr. Giamalvo as a director of the Company and on May 19, 2000, the Company filed a demand for arbitration relating to several disputes with Mr. Giamalvo, including compensation and reimbursements claimed by Mr. Giamalvo under the Consulting Agreement. See "Legal Proceedings."



         Effective April 1, 1999, the Company entered into an employment agreement with George S. Dinsdale pursuant to which Mr. Dinsdale shall serve as President of the Communications Division of the Company. The employment agreement is for an initial term of three years with an option to renew for one year. The Employment Agreement provides that Mr. Dinsdale shall receive a base salary of $150,000 per year plus an incentive bonus of (i) $50,000, or 1/2% of the pre-tax profits of the Communications Division during the calendar year 1999, whichever is greater, and (ii) during each of the next three years, 1/2% of the pre-tax profits for each respective calendar year. The Employment Agreement also provides for the grant of options to acquire 100,000 shares of common stock for each of the three years from 1999 through 2001 and 200,000 shares for year 2002, all of which shall have a three year exercise period from the date of grant. Mr. Dinsdale is entitled to an additional stock option at the end of each calendar year based on the pre-tax performance of the Communications Division. The number of shares subject to options each year is equal to the amount of pre-tax profit of the Communications Division divided by the average closing price of MegaWorld Common Stock during December of that year. The exercise price with respect to all options granted to Mr. Dinsdale during the year 1999 is $1.50, during the year 2000 is $2.00, during the year 2001 is $1.00 and during the year 2002 is $.0001. The employment agreement also grants to Mr. Dinsdale an $800 per month car allowance plus expenses for tolls, parking and other business expenses related to normal business activity. The employment agreement contains a 12 month non-competition provision. See "Certain Transactions."



ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The following agreements, with values exceeding $60,000, exist between or among the Company and either (i) any executive officer, director or director nominee of the Company, TBS or the Communications Division, (ii) any holder of 5% or more of the voting stock of the Company, or (iii) any member of the immediate family of any director or officer as outlined above:


         Lease Assignment and Castle Funding Agreement. Effective April 21, 1998, Michael Giamalvo, then a director of the Company, agreed to transfer his 100% interest in CRE, which held a leasehold interest in the Castle (with a remaining leasehold term of approximately 42 years), to be held in escrow for the Company in exchange for payment of 1,000,000 shares of the Company's Common Stock and $622,500 ($50,000 of which was paid by the Company within 30 days of closing, the remaining $572,500 to be paid on or before August 1, 1998) (the "Castle Acquisition"). The shares of CRE were delivered to an escrow agent to be released to the Company upon payment of the amount due under the Castle Acquisition which was to be paid in full by July 31, 1998. In consideration for the issuance of 1,200,000 shares on August 20, 1998, the deferred payment date was extended one month to August 31, 1998. On November 11, 1998, pursuant to a Castle Funding Agreement, the deferred payment date was extended until June 30, 1999 in consideration for the issuance to Mr. Giamalvo of an additional 1,200,000 shares of the Company's Common Stock, and the Company's agreement that upon fulfilling the funding requirements for the first two pairs of equipment for the ITS Jamaica operation, the Company would devote 50% of its net revenue from ITS and CRE to pay the remaining amount to acquire CRE. The Company has not paid the remaining amount to acquire CRE and the CRE shares remain in escrow. See "Legal Proceedings."


         ITS Joint Venture Agreement and Settlement. In late 1997 and 1998, prior to the Merger, the Company entered into various joint venture agreements with Nathan Berkowitz, Fred Simon and Kent Terpe (the "Berkowitz Group") both individually and through various entities controlled by the Berkowitz Group (the "ITS Joint Venture Agreements"). In 1998, Berkowitz served as a director and Chief Financial Officer of the Company. Pursuant to the ITS Joint Venture Agreements, each member of the Berkowitz Group, or his respective assignees, received 550,000 shares of Common Stock. Mr. Terpe also received other compensation and expense reimbursement (Messrs. Berkowitz and Simon received none). In November, 1999, the Company entered into a settlement agreement with the Berkowitz Group pursuant to which the ITS Joint Venture Agreements were canceled and terminated and all parties thereto were released from their obligations thereunder. In consideration of such cancellation and release, the Berkowitz Group retained their respective shares of Common Stock, subject to a Lockup Agreement which prohibits for a period of 24 months any offer to sell, assign, pledge, issue, distribute, contract to sell, grant any options or otherwise dispose of their respective shares of Common Stock. The Lockup Agreement provides that beginning six (6) months after the Settlement Agreement, the Company shall, upon written request of any one of the Berkowitz Group, release from their respective Lockup Agreement for sale by such shareholder up to 15,000 shares per fiscal quarter. In addition, beginning with the execution of the Settlement Agreement, Terpe is permitted to sell 15,000 shares per month (45,000 Shares per quarter) for six
(6) months for a total of 90,000 Shares and Berkowitz is permitted to sell 5,000 Shares per month (15,000 per quarter) for six (6) months for a total of 30,000 Shares. For each quarter, Terpe and Berkowitz can accumulate the shares and may pledge or assign them should they not sell them. As additional consideration for the Settlement Agreement, Terpe received 40,000 shares as compensation for all delinquent salary and expenses owed to him by the Company. Any and all remaining shares subject to the Lockup Agreements shall be released for sale two (2) years after the date of the Settlement Agreement.


         Merger Agreement. Effective November 11, 1998, Old TBS merged with and into Texas TBS. Following the merger Texas TBS became a wholly-owned subsidiary of the Company. The Company acquired Old TBS as a result of the Merger of Old TBS with and into Texas TBS pursuant to a Merger Agreement among the Company, Old TBS and Charles D. McPhail (the "Merger Agreement"). In August 1998, Mr. McPhail and his designees received 1,050,000 shares of common stock in consideration for entering into of a letter of intent with respect to the Merger. As consideration for the merger, former stockholders of Old TBS received 1,020 shares of MegaWorld Common Stock for each share of Old TBS Common Stock held at the time of the merger, as follows: (i) Charles D. McPhail and Lynn R. McPhail (900,000 shares), (ii) Lisa Marie McPhail (1,400,000 shares), (iii) Lori Lynn McPhail (1,400,000 shares), (iv) Lynn R. McPhail (1,400,000 shares) and (v) JoyVer Investments, L.L.C. (a Texas limited liability company owned and controlled by Charles D. McPhail and his wife, Lynn R. McPhail) (5,100,000 shares). As further consideration for entering into the Merger Agreement, the Company agreed (i) to execute and deliver a promissory note in the principal amount of $8,000,000 payable over a term of five years in semi-annual installments together with interest at the London Inter-bank Offered Rate ("LIBOR") plus two percent; (ii) for a term of fifteen (15) years and for so long thereafter as Charles D. McPhail and Lynn R. McPhail, or either of them, shall survive, to pay to Mr. and Mrs. McPhail one percent (1%) of the annual gross revenue of the Company, in either cash or Common Stock, at the Company's option and (iii) to pay Charles D. McPhail an additional 400,000 shares of MegaWorld Common Stock in consideration for Mr. McPhail's services as president of MegaWorld following the Merger. In the event the revenue payment described above shall be paid in common stock, such stock shall be valued at sixty percent (60%) of the quarterly average market price of such shares. The Merger Agreement also granted to Mr. McPhail the option to purchase up to one-half the number of shares issued incidental to the Merger at no cost to Mr. McPhail in the event that the price of MegaWorld common stock was below certain levels following the Merger. Mr. McPhail exercised this option in June 1999, pursuant to terms of the Merger Agreement, acquiring 7,313,260 shares for himself and his designees.



         Mr. McPhail Pre-Merger Loans. In August 1998, Mr. McPhail advanced $285,000 in unsecured loans to MegaWorld in exchange for the Company's promissory note dated August 27, 1998, bearing no interest and due October 15, 1998. On September 10, 1998, Mr. McPhail advanced an additional $24,000 to the Company. In connection with the Merger, effective November 11, 1998, MegaWorld and Mr. McPhail agreed that MegaWorld would repay such advances, after repayment of certain other indebtedness, committing one-half of the Company's future net revenues to such repayment. In consideration for such agreement, MegaWorld issued 600,000 shares of Common Stock to Mr. McPhail and his designees.



         MegaWorld Note Issued to Old TBS Stockholders. In connection with the Merger, effective November 11, 1998, the Company issued its Promissory Note in the principal amount of $8,000,000 which was to be paid to Charles D. McPhail and Lynn McPhail (30%), Lisa Marie McPhail (10%), Lori Lynn McPhail (10%), and JoyVer Investments, LLC (50%) (the "$8,000,000 Note"). Annual interest on unpaid principal from November 11, 1998 accrues at LIBOR plus two percent (2%) and interest on matured, unpaid amounts at accrues 18% per annum. The first interest payment was due on May 13, 1999. The Note was converted into 6,400,000 shares of MegaWorld Common Stock in September 1999.



         Old TBS Promissory Notes. In March 1998, Charles D. McPhail advanced $397,610 in unsecured loans to Old TBS in exchange for the promissory note of Old TBS in such amount bearing interest at 6% per annum and payable on demand (the "Old TBS Note"). In connection with the Merger, on November 11, 1998, MegaWorld assumed all obligations of the maker with respect to the Old TBS Note. In connection with a $1,000,000 Revolving Loan from Compass Bank to Old TBS, the Company and Mr. McPhail agreed to subordinate the Old TBS Note to the Revolving Loan. See "Management's Discussion and Analysis or Plan of Operation -- Liquidity and Capital Resources."



         Deed of Trust. In connection with the Merger, effective November 11, 1998, Texas TBS granted Charles D. McPhail a deed of trust covering the real property at 6250 North Houston Rosslyn Road, Houston, Harris County, Texas. The deed of trust was given to Mr. McPhail to secure the obligations of Texas TBS and Old TBS under the Merger Agreement. The Deed of Trust was terminated when the $8,000,000 Note was converted to capital.



         Security Agreement and Financing Statement. In connection with the Merger, effective November 11, 1998, Texas TBS (as debtor) and Charles D. McPhail (as secured party) entered into the Security Agreement and Financing Statement in order to secure the $8,000,000 promissory note issued by the Company to McPhail in connection with the Merger. Pursuant to the Security Agreement, Texas TBS pledged to Mr. McPhail all personal property owned by Texas TBS, including all accounts receivable, all contract rights, chattel paper, notes, drafts, instruments, deposits, money, inventory, etc., and proceeds thereof all as security for payment of debts owed by Texas TBS to Mr. McPhail under (i) the Merger/Acquisition Agreement, (ii) the McPhail Employment Agreement, (iii) the Texas TBS Continuing and Unconditional Guaranty Agreement,
(iv) every document executed by Texas TBS in connection with the Merger Agreement and (v) any other document executed by Texas TBS in connection with any other obligation to Mr. McPhail. The Security Agreement and Financing Statement were terminated when the $8,000,000 Note was converted to capital.



         MegaWorld Continuing and Unconditional Guaranty Agreement. In connection with the Merger, effective November 11, 1998, the Company (as guarantor), Texas TBS (as obligor) and Charles D. McPhail (as obligee) entered into an agreement pursuant to which the Company guaranteed the full and punctual performance of (i) the Merger Agreement, (ii) the McPhail Employment Agreement,
(iii) the Security Agreement and Financing Statement, (iv) every document executed by Texas TBS in connection with the Merger Agreement, (v) any other document executed by Texas TBS in connection with any other obligation to Mr. McPhail and (vi) the performance of the "Required Shareholders" as defined in the Merger Agreement, as an inducement for Charles D. McPhail and Old TBS to enter into the Merger Agreement.



         Texas TBS Continuing and Unconditional Guaranty Agreement. In connection with the Merger, effective November 11, 1998, Texas TBS (as guarantor), the Company (as obligor) and Charles D. McPhail (as obligee) entered into an agreement pursuant to which Texas TBS guaranteed the full and punctual performance of (i) the Merger Agreement, (ii) the Security Agreement and Financing Statement, as an inducement for Charles D. McPhail and Old TBS to enter into the Merger Agreement, (iii) every document executed by the Company in connection with the Merger Agreement and (iv) any other document executed by the Company in connection with any other obligation to Mr. McPhail.



         Indemnification Agreement. In connection with the Merger, effective November 11, 1998, Texas TBS and Charles D. McPhail entered into an Indemnification Agreement pursuant to which Texas TBS agreed to indemnify, defend and hold harmless Mr. McPhail from and against all loss, cost, risk, expense, claims, demands, causes of action and liabilities arising from or in any way related to (i) any obligation of Old TBS, including all obligations of TBS for which Mr. McPhail has given personal guarantees or acted as co-signer or co-obligor, (ii) any and all actions taken by Mr. McPhail as a director or officer of Old TBS and (iii) the ownership or operation of assets of Old TBS by Texas TBS and the Company.



         McPhail Promissory Notes. Since the Merger, Mr. McPhail has advanced sums up to $600,000 in unsecured loans to MegaWorld in exchange for the Company's note for a like amount. The Company also issued its revolving promissory note dated as of December 15, 1998 to Mr. McPhail. Amounts advanced and outstanding by Mr. McPhail totaled $40,450 as of September 30, 1999 and $40,450 as of December 31, 1999. Similarly, Mr. McPhail advanced amounts to TBS in exchange for TBS issuing a revolving promissory note dated as of December 15, 1998 to Mr. McPhail. Amounts advanced and outstanding by Mr. McPhail totaled $297,419 and $468,134 as of December 31, 1999 and December 31, 1998,
respectively. Both of these notes bear interest at a rate of 6% per annum and are payable upon demand.

         JoyVer Promissory Note. The Company issued its $600,000 revolving promissory note dated as of December 15, 1998, payable to JoyVer Investments, LLC ("JoyVer"). Amounts advanced by JoyVer and outstanding as of December 31, 1999 and December 31, 1998 were $594,738 and $427,244, respectively. This note bears interest at a rate of 6% per annum and is payable on demand. The note arose from advances made by JoyVer to the Company.



         Giamalvo Promissory Note. The Company issued a revolving note, dated as of December 15, 1998, for expenses substantiated by Mr. Giamalvo incurred on behalf of the Company, payable to Mr. Giamalvo, a stockholder and then director of the Company, in the amount claimed by Mr. Giamalvo of $185,003 and $53,000 as of December 31, 1999 and December 31, 1998, respectively. This note bears interest at a rate of 6% per annum and is payable upon demand. A portion of these claims is disputed by the Company. See "Legal Proceedings."



         Miller Settlement Agreement. On March 27, 2000, the Company entered into a settlement agreement with Kenneth Miller, the then President of MLI (the "Miller Settlement Agreement"). On August 10, 1998, previous management of the Company had issued 400,000 shares of common stock (the "Miller Shares") in connection with his execution of an Employment Agreement. Mr. Miller was to pay for these shares, at a price of $3.50 per share, over the course of his employment. Pursuant to the terms of the Miller Settlement Agreement, the Company forgave Mr. Miller's debt with respect to the Miller Shares in exchange for Mr. Miller's immediate resignation and forgiveness of any and all amounts due to him pursuant to his Employment Agreement.


ITEM 8.  DESCRIPTION OF SECURITIES

COMMON STOCK


         The authorized capital stock of the Company consists of 100,000,000 shares, $.0001 par value, of which 98,808,259 are shares of Common Stock. As of May 31, 2000, 40,335,706 shares of Common Stock were issued and outstanding. The holders of Common Stock are entitled to one-twentieth (1/20) of a vote per share on the election of directors and on all other matters submitted to a vote of stockholders. Shares of Common Stock do not have preemptive rights or cumulative voting rights.


         The holders of Common Stock are entitled to receive dividends ratably when, as and if declared by the Board of Directors, and upon liquidation are entitled to share ratably in the Company's net assets. The decision to pay dividends is subject to such other financial considerations as the Board of Directors of the Company may deem relevant. The Company has never paid any cash dividends on its stock and anticipates that for the foreseeable future it will retain earnings, if any, for use in the operation of its business. In addition, the terms of the Company's Revolving Loan with Compass Bank prohibit the Company from declaring or paying any dividends. Payment of cash dividends in the future will depend upon the Company's earnings, financial condition, any contractual restrictions, restrictions imposed by applicable law, capital requirements and other factors believed relevant by the Company's Board of Directors.

CLASS A COMMON STOCK

         The Certificate of Incorporation of the Company authorizes the issuance of up to 1,191,741 shares of Class A Common Stock, $.0001 par value (the "Class A Stock"), of which none have been issued or reserved for issuance. The holders of Class A Stock are entitled to one vote per share on the election of directors and on all other matters submitted to a vote of stockholders. Shares of Class A Stock do not have preemptive rights or cumulative voting rights.

DEFENSES AGAINST HOSTILE TAKEOVERS

         Introduction. While the following discussion summarizes the reasons for, and the operation and effects of, certain provisions of the Company's Certificate of Incorporation which management has identified as potentially having an anti-takeover effect, it is not intended to be a complete description of all potential anti-takeover effects, and it is qualified in its entirety by reference to the Company's Certificate of Incorporation and By-Laws, copies of which are available from the Company, which should be reviewed for more detailed information.

         In general, the anti-takeover provisions in Delaware law and the Company's Certificate of Incorporation are designed to minimize the Company's susceptibility to sudden acquisitions of control which have not been negotiated with and approved by the Company's Board of Directors. As a result, these provisions may tend to make it more difficult to remove the incumbent members of the Board of Directors. The provisions would not prohibit an acquisition of control of the Company or a tender offer for all of the Company's capital stock. The provisions are designed to discourage any tender offer or other attempt to gain control of the Company in a transaction that is not approved by the Board of Directors, by making it more difficult for a person or group to obtain control of the Company in a short time and then impose its will on the remaining stockholders. However, to the extent these provisions successfully discourage the acquisition of control of the Company or tender offers for all or part of the Company's capital stock without approval of the Board of Directors, they may have the effect of preventing an acquisition or tender offer which might be viewed by stockholders to be in their best interests.

         Tender offers or other non-open market acquisitions of stock are usually made at prices above the prevailing market price of a Company's stock. In addition, acquisitions of stock by persons attempting to acquire control through market purchases may cause the market price of the stock to reach levels which are higher than would otherwise be the case. Anti-takeover provisions may discourage such purchases, particularly those of less than all of the Company's stock, and may thereby deprive stockholders of an opportunity to sell their stock at a temporarily higher price. These provisions may therefore decrease the likelihood that a tender offer will be made, and, if made, will be successful. As a result, the provisions may adversely affect those stockholders who would desire to participate in a tender offer. These provisions may also serve to insulate incumbent management from change and to discourage not only sudden or hostile takeover attempts, but any attempts to acquire control which are not approved by the Board of Directors, whether or not stockholders deem such transactions to be in their best interests.

         Authorized Shares of Capital Stock. The Company's Certificate of Incorporation authorizes the issuance of up to 1,191,741 shares of Class A Stock. Shares of the Company's Class A Common Stock with different voting strength could be issued and would then represent an additional class of stock required to approve any proposed acquisition. Since one share of Class A Common Stock carries twenty times the voting power of one share of Common Stock, the issuance of Class A Common Stock could be used to prevent or inhibit the acquisition. In addition, this Class A Common Stock, together with authorized but unissued Shares of Common Stock (the Certificate of Incorporation authorizes the issuance of up to 98,808,259 shares), could represent additional capital stock required to be purchased by an acquiror. Issuance of such additional shares may dilute the voting interest of the Company's stockholders.

         Stockholder Meetings. Delaware law provides that the annual stockholder meeting may be called by a corporation's board of directors or by such person or persons as may be authorized by a corporation's certificate of incorporation or by-laws. The Company's Certificate of Incorporation provides that annual stockholder meetings may be called only by the Company's Board of Directors. Although the Company believes that this provision may discourage stockholder attempts to disrupt the business of the Company between annual meetings, its effect may be to deter hostile takeovers by making it more difficult for a person or entity to obtain immediate control of the Company between annual meetings as a forum to address certain other matters and discourage takeovers which are desired by the stockholders. The Company's Certificate of Incorporation also provides, however, that stockholder action may be taken at a special meeting of the shareholders and by written consent. The ability of stockholders to act at special meetings and by written consent significantly undermines any anti-takeover effect which might attend the general requirement for holding annual meetings.

         Restriction of Maximum Number of Directors and Filling Vacancies on the Board of Directors. Delaware law requires that the board of directors of a corporation consist of one or more members and that the number of directors shall be set out in the Company's By-Laws, unless it is set out in the Company's Certificate of Incorporation. The power to determine the number of directors within these numerical limitations and the power to fill vacancies, whether occurring by reason of an increase in the number of directors or by resignation, is vested in the Company's Board of Directors. The overall effect of such provisions may be to prevent a person or entity from quickly acquiring control of the Company through an increase in the number of the Company's directors and election of nominees to fill the newly created vacancies and thus allow existing management to continue in office.

         Stockholder Vote Required to Approve Business Combinations with Related Persons. To approve business combinations involving a "related person", the Company's Certificate of Incorporation requires (i) the approval of the holders of 75% of the Company's outstanding voting stock (and any class or series entitled to vote separately) and (ii) a majority of the outstanding stock not beneficially owned by the related person. The exception to the foregoing is where the business combination has been approved in advance by two-thirds of those members of the Company's Board of Directors who were directors prior to the time the related person became a related person. As defined in the Certificate of Incorporation, "related person" generally includes any person who owns 10% or more of the Company's outstanding voting stock.

         Section 203 of the DGCL prohibits, with certain exceptions, a Delaware corporation from engaging in any of a broad range of business combinations with an "interested stockholder" for a period of three years following the date such stockholder became an interested stockholder. An "interested stockholder" is defined in Section 203 as any person that is (i) the owner of 15% or more of the outstanding voting stock of a corporation or (ii) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder. However, Section 203 does not apply to a corporation unless its voting stock is either (A) listed on a national securities exchange,
(B) authorized for quotation on the NASDAQ Stock Market or (C) held of record by more than 2,000 stockholders. The Company does not currently satisfy any of these conditions and, therefore, is not currently subject to Section 203. Unless the Company amends its certificate of incorporation to elect not to be governed by section 203, the Company will be subject to Section 203 upon satisfaction upon the satisfactory of any of the foregoing conditions (A), (B), or (C).

         The exceptions in Section 203 under which a corporation may engage in a business combination with an interested stockholder are: (i) approval of the acquisition by the board of directors prior to the date the stockholder became an interested stockholder, (ii) the interested stockholder acquiring at least 85% of the outstanding voting stock (excluding shares owned by directors, officers and certain employee stock plans) as a result of the transaction in which it became an interested stockholder or (iii) approval of the transaction by the board of directors and the affirmative vote at an appropriate meeting (and not by written consent) of two-thirds of the outstanding voting stock not owned by the interested stockholder on or after the date on which the interest stockholder became and interested stockholder.

         Under Delaware law, business combinations resulting in the sale of substantially all of the assets of the Company or merger of the Company with another business organization must be approved by vote of the majority of the Company's outstanding voting stock entitled to vote at a duly called meeting. The supermajority provisions in the Certificate of Incorporation and Section 203 of the DGCL, if applicable, may have the effect of foreclosing mergers and other business combinations which the holders of a majority of the Company's stock deem desirable and place the power to prevent such a transaction in the hands of a minority of the Company's stockholders.

         Under Delaware law, there is no cumulative voting by stockholders for the election of directors unless authorized in the corporation's certificate of incorporation. MegaWorld's Certificate of Incorporation does not authorize cumulative voting. The absence of cumulative voting rights effectively means that the holders of a majority of the stock voted at a stockholder meeting may, if they so choose, elect all directors of the Company, thus precluding representation of minority stockholders on the Company's Board of Directors.

SHARES ELIGIBLE FOR FUTURE SALES


         Currently the Company has 98,808,259 shares of Common Stock and 1,191,741 shares of Class A Common Stock authorized by its Certificate of Incorporation, with 40,335,706 shares of Common Stock and no Class A Common Stock outstanding. Under Delaware law and the Company's Certificate of Incorporation, the Board of Directors is authorized to issue all of the remaining authorized but unissued shares of Common Stock and class A Common Stock from time to time without approval of the stockholders (except as required by the rules of a national securities exchange, if applicable) for such value (not less than par value) as they determine.

         Of the Common Stock currently outstanding, 38,018,907 shares are "restricted securities," as that term is defined, under Rule 144 promulgated under the Securities Act in that such shares were issued and sold by the Company without registration, in private transactions not involving a public offering, and/or are securities held be affiliates. All such shares may be resold publicly only following their effective registration under the Securities Act or pursuant to an exemption from the registration requirements of the act, such as Rule 144 thereunder. Although such restricted securities are not presently tradeable in any public market which may develop for the Common Stock, such securities may in the future be publicly sold in to any such market in accordance with the provisions of Rule 144.

          In general, Rule 144 was adopted by Securities and Exchange Commission under the Securities Act to provide an exemption for public resales of restricted securities through brokers' transaction effected without purchaser solicitation. Securities sold in compliance with Rule 144 lose their status as restricted securities in the hands of the purchaser and thereafter trade free of restrictions in the same manner as securities sold by the issuer in a transaction registered under the Securities Act. Restricted securities may be resold pursuant to Rule 144 only if (i) the securities are held for at least one year from the date of acquisition, provided that (A) the shares are sold in ordinary brokers' transactions or transactions directly with a market maker without public solicitation, (B) adequate current information about the Company is publicly available and (C) the amount of securities sold by or for the account of the holder during any three-month period does not exceed the greater of 1% of the issuer's outstanding shares or the average weekly trading volume for the four-week period prior to the notice required by Rule 144(h), or (ii) the securities are held for at least two years from the date of acquisition. Future sales by current shareholders, especially of substantial amounts, could depress the market price of the Common Stock in any market that may develop.

REGISTRAR TRANSFER AGENT AND WARRANT AGENT

         The stock transfer agent and registrar for the Company is Intercontinental Registrar & Transfer Agency, P.O. Box 62405, Boulder City, NV 89006, telephone number 702-293-6717.


                                     PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         In recent years, the Company's Common Stock has been listed on the NASD Over-the-Counter Bulletin Board ("OTCBB") under the symbol MEGW. On February 9, 2000, the Company's Common Stock was removed from listing on the OTCBB until such time as this registration statement both becomes effective and is amended in response to SEC comments. Trading in the Company's Common Stock will be reported in the National Quotation Bureau's Pink Sheets until its Common Stock is again listed on the OTCBB.

         A public trading market having the characteristics of depth, liquidity and orderliness depends upon the existence of market makers as well as the presence of willing buyers and sellers, which are circumstances over which the Company does not have control. There can be no assurance that the market will provide significant liquidity for the Company's Common Stock. As a result, an investment in the Company's Common Stock may be highly illiquid. Investors may not be able to sell their shares readily or at all when the investor needs or desires to sell.

         The following table sets forth the high and low sale prices for the Common Stock for the periods indicated during the previous two fiscal years and the period January 1, 1999 through December 31, 1999.

                                              High                Low
                                              -----              -----
1997:
         First Quarter................           --                 --
         Second Quarter ..............        4.000              1.500
         Third Quarter................        3.750              1.875
         Fourth Quarter...............        2.750              0.250
1998:
         First Quarter................        3.000              0.125
         Second Quarter...............        8.625              1.062
         Third Quarter................        5.125              2.125
         Fourth Quarter...............        2.625              1.000
1999:
         First Quarter................        2.625              1.406
         Second Quarter...............        2.625              1.000
         Third Quarter................        1.437              0.630
         Fourth Quarter...............        4.125              0.625
2000:
         First Quarter................        2.625              1.010



         As of May 31, 2000, there were 200,000 outstanding options and no outstanding warrants. As of May 31, 2000, there were 284 holders of record of the Common Stock, as shown on the records of the Transfer Agent and Registrar of the Common Stock. Since many shares may be held by investors in nominee names, such as the name of their broker or their broker's nominee, the number of record holders often bears little relationship to the number of beneficial owners of the Common Stock.


         The Company has never paid any cash dividends on its stock and anticipates that for the foreseeable future it will retain earnings, if any, for use in the operation of its business. In addition, the terms of the Company's Revolving Loan with Compass Bank prohibit the Company from declaring or paying any dividends. Payment of cash dividends in the future will depend upon the Company's earnings, financial condition, any contractual restrictions, restrictions imposed by applicable law, capital requirements and other factors believed relevant by the Company's Board of Directors.

ITEM 2.  LEGAL PROCEEDINGS


         Effective May 1, 2000, certain stockholders of MegaWorld removed Michael Giamalvo as a director of the Company through action by written consent, however, Mr. Giamalvo remains President of MLI and is a stockholder of the Company. After removal of Mr. Giamalvo as a director of the Company, the Company began negotiations to rescind the transaction in which the Company had agreed to acquire all outstanding shares of CRE (the "Castle Acquisition Agreement"), a company whose principal asset is its 40-year leasehold interest in the Castle. The Company also (i) sought to recover common stock issued to Mr. Giamalvo to extend the Company's deferred payment obligations under the Castle Acquisition Agreement and (ii) attempted to settle a dispute with Mr. Giamalvo concerning cash amounts due under his employment agreement with respect to base salary and his reimbursement for payment of business-related expenses. On May 19, 2000, the Company filed a demand for arbitration with the American Arbitration Association in Houston, Texas and also filed a lawsuit in Harris County District Court (Case No. 2000-25344) to resolve these issues. On June 1, 2000, Mr. Giamalvo filed a demand for arbitration with the American Arbitration Association in New York City, New York, claiming (i) $472,500 due under the Castle Acquisition Agreement and (ii) amounts to be determined after a full accounting with respect to that certain Castle Funding Agreement dated November 11, 1998 between the Company and Mr. Giamalvo. The situation may result in extended arbitration or litigation, which may consume substantial amounts of the Company's financial and managerial resources.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         None.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         Set forth below is certain information concerning all sales of securities by Old TBS, the Company and its subsidiaries within the past three years that were not registered under the Securities Act. The number of shares reported with respect to each transaction has been adjusted, as required, to give effect to the Company's 12 for 1 reverse split of its Common Stock which occurred in March, 1998.

         Under terms of separate consulting and advisory agreements executed by the Company during the period from May 1997 to October 1997, the Company issued an aggregate of 106,043 shares pursuant to Rule 701 of the Securities Act to the following consultants and advisors: Tomasa Rodriguez, Ouziel Aryeh, Hector Cruz, Thomas Ford, Steve Page, Rabbinical Assembly College, Menachem Scheiner, Mike King, Princeton Research Inc., and Aurelia Rosner.

         On June 26, 1997 and August 22, 1997, the Company issued 8,333 and 11,250 shares, respectively, to ITV, Inc. and its designees, and on October 24, 1997, the Company issued 4,167 shares to Igor Litovksy in consideration for consulting and advisory services rendered in connection with the Company's financing efforts. No funds were raised as a result of this arrangement.

         In January 1998, the Company hired Avtar Sandhu as its Chief Executive Officer and on February 12, 1998, the Company issued 208,333 shares to Mr. Sandhu in consideration for his assuming the position of Chief Executive Officer.

         On February 24, 1998, the Company issued 833 shares to Valtek Consultants, Inc., pursuant to Rule 701 of the Securities Act in consideration for consulting services rendered to the Company with respect to the appraisal of the Castle.

         In April 1998, pursuant to Rule 504 of Regulation D, the Company issued and sold 1,250,000 shares of Common Stock to 32 investors for an aggregate consideration of $614,701.

         On April 23, 1998, the Company issued 35,417 shares to Alfred Hymson Associates in consideration for consulting and advisory services rendered in connection with the Company's financing efforts. No funds were raised as a result of this arrangement.


         On May 14, 1998, the Company issued to Mr. Michael Giamalvo 400,000 shares in consideration of his execution of an Employment Agreement with the Company and 1,000,000 shares of common stock pursuant to an agreement to acquire the shares of CRE, which holds certain leasehold rights to Castello Torre Ratti (the "Castle Acquisition"). The Company issued 1,200,000 shares on August 20, 1998 and an aggregate of 1,600,000 shares on November 11, 1998 and November 20, 1998 to Mr. Giamalvo and his designees, as consideration for extensions of the last date upon which the Castle Acquisition could be finalized. In connection with the Castle Acquisition, the Company also issued 42,135 shares to three individuals on May 29, 1998.


         On May 14, 1998, the Company issued 200,000 shares to Joanne Pello, pursuant to Rule 701 of the Securities Act, as an employee bonus.

         On May 18, 1998, the Company issued 15,000 shares to Paramjit Lal Gaddu, pursuant to Rule 701 of the Securities Act, for consulting services rendered to the Company.

         On May 27, 1998, the Company issued 400,000 shares each to Berkowitz, Simon and Terpe, or their respective designees, as compensation pursuant to a joint venture agreement pursuant to which Berkowitz, Simon and Terpe and the Company would pursue opportunities in the telephony business through the Company's ITS subsidiary. On April 9, 1998 and November 20, 1998, the Company issued 33,333 and 150,000 shares, respectively, to Simon's designees in connection with the joint venture agreement. Also in connection with this transaction, on October 22, 1998, the Company issued 75,000 shares to Azriee Nagar. On November 20, 1998, the Company issued an additional 150,000 shares each to Berkowitz, Simon and Terpe, and their designees, as additional consideration under the joint venture agreement.

         On July 20, 1998, the Company issued 504,101 shares to David Mahy, Chief Operating Officer of MegaWorld prior to the merger of Old TBS into Texas TBS (the "Merger") as an employee bonus.

         On August 10, 1998, the Company issued 400,000 shares to Ken Miller for consideration of his execution of an Employment Agreement with the Company.

         On August 28, 1998, the Company issued 1,050,000 shares of stock to Charles McPhail and his designees as consideration for entering into a letter of intent with respect to the Merger.

         On August 28, 1998, the Company issued 3,000,000 shares to MegaWorld, Inc. to secure certain funding. The funding transaction was never consummated and these shares were canceled on September 16, 1998.

         On September 11, 1998, the Company issued 5,000,000 shares to Barclay's Private Bank & Trust Company Limited pursuant to a Regulation S offering. The offering was terminated and these shares were canceled on December 31, 1998, prior to issuance to any individual investors.

         On October 5, 1998, the Company issued an aggregate of 42,000 shares, pursuant to Rule 701 of the Securities Act, for services rendered to the Company to the following consultants and advisors: Malcolm Feinstein, Jeffrey Stern, Jeffrey Clark and Frank Bauco.

         On October 8, 1998, the Company issued 2,000,000 shares to Eric Aronson as compensation for services to be rendered by Mr. Aronson. The Company rescinded this sale on November 18, 1999, because Mr. Aronson failed to perform.

         In October 1998, the Company adopted a program whereby every free-trading share of Common Stock could be exchanged for two (2) shares of restricted common stock. Under to this program, the Company issued an aggregate of 465,886 shares, pursuant to Section 3(a)(9) of the Securities Act, to 28 individuals from October 26, 1998 through June 11, 1999.


         In connection with the Merger, the Company issued an aggregate of 10,200,000 shares of Common Stock to Charles D. McPhail, Lisa Marie McPhail, Lori Lynn McPhail, Lynn R. McPhail and JoyVer Investments, L.L.C. (a Texas limited liability company owned and controlled by Charles D. McPhail and his wife, Lynn R. McPhail) and other designees of Mr. McPhail (collectively, the "McPhail Investors"). In addition, the Company issued 600,000 shares to Mr. McPhail in consideration for his agreement to extend the terms of certain loans, totaling approximately $450,000, Mr. McPhail had made to the Company, issued 400,000 shares as consideration for the assumption by the Company of Mr. McPhail's Employment Agreement, and granted anti-dilution rights to the McPhail Investors with respect to any share issuances from November 11, 1998 through November 11, 1999, pursuant to which the McPhail Investors received 2,376,520 shares. On September 1, 1999, the Company issued to Mr. McPhail and his designees, 7,313,260 shares of Common Stock pursuant to Mr. McPhail's exercise of stock options at no cost to Mr. McPhail and pursuant to the terms of the Merger Agreement.


         On November 11, 1998, the Company issued an aggregate of 4,000 shares to seven (7) employees as an end of the year performance bonus award.

         On February 1, 1999, the Company issued 100,000 shares, pursuant to Rule 701 of the Securities Act, to Mayer Amsel and Rhonda Toppston for services rendered to the Company.

         On December 15, 1999, the Company issued 20,000 shares to Kent Terpe, a former employee of the Company, in consideration for certain unpaid salary and expenses owed to him by the Company.


         In March and April 2000, the Company agreed to issue 394,310 shares of common stock to 39 investors in exchange for payment and cancellation of an aggregate of approximately $624,707 of debt of TBS. Each share of common stock discharged an amount of debt of TBS equal to the average closing price of common stock for the 10 trading days immediately preceding March 31, 2000. The Company has agreed to register the shares sold as soon as practicable after completion of the Form 10-SB review process.



         In May and June, 2000, pursuant to Rule 506 of Regulation D, the Company issued and sold 135,000 shares to 10 investors for an aggregate consideration of $205,200.


         Except as otherwise indicated, the Company believes that the transactions described above were exempt from registration under the Securities Act pursuant to Section 4(2) thereof as transactions not involving any public offering because such securities were sold to a limited group of persons, each of which was believed to have been a sophisticated investor or had a pre-existing business or personal relationship with the Company or its management and was purchasing for investment without a view to further distribution. The Company took steps to ensure that the purchaser was acquiring securities for purposes of investment and not with a view to distribution, including the use of a restrictive legend on certificates representing such shares and delivery of instructions to the Company's transfer agent to stop resales of shares represented by such certificates except transfers supported by an opinion of counsel to the effect that such resale qualifies for an exemption from the registration requirements of the Securities Act. Except as otherwise indicated, all sales of the Company's securities were made by officers of the Company who received no commission or other remuneration for the solicitation of any person in connection with the respective sales of securities described above.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company's Certificate of Incorporation and By-laws provide, in effect, that, to the fullest extent and under the circumstances permitted by
Section 145 of the Delaware General Corporation Law (the "DGCL"), the Company will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is a director, officer, incorporator, employee, or agent of the Company or is or was serving at the Company's request as a director, officer, incorporator, employee, partner, trustee or agent of another corporation or enterprise. The Certificate of Incorporation also relieves directors of the Company from monetary damages to the Corporation or its stockholders for breach of such director's fiduciary duty as a director to the fullest extent permitted by the DGCL. Under Section 102(b)(7) of the DGCL, a corporation may relieve its directors from personal liability to such corporation or its stockholders for monetary damages for any breach of their fiduciary duty as directors except (i) for a breach of the duty of loyalty, (ii) for failure to act in good faith,
(iii) for intentional misconduct or knowing violation of law, (iv) for willful or negligent violation of specific provisions in the DGCL imposing requirements with respect to stock repurchases, redemption and dividends, or (v) for any transactions from which the director derived an improper personal benefit.

         Section 145 of the DGCL provides generally that a person sued as a director, officer, employee or agent of a corporation may be indemnified by the corporation for reasonable expenses, including attorneys' fees, if in the case of other than derivative suits such person has acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation (and, in the case of a criminal proceeding, had no reasonable cause to believe that such person's conduct was unlawful). In the case of a derivative suit, an officer, employee or agent of the corporation which is not protected by the Certificate of Incorporation may be indemnified by the corporation for reasonable expenses, including attorneys' fees, if such person has acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in the case of a derivative suit in respect of any claim as to which an officer, employee or agent has been adjudged to be liable to the corporation unless that person is determined to be fairly and reasonably entitled to indemnity for proper expenses by the court in which such action or suit is brought. Indemnification is mandatory in the case of a director, officer, employee, or agent who is successful on the merits in defense of a suit against such person.

                                    PART F/S


                          INDEX TO FINANCIAL STATEMENTS



Independent Auditor's Report..............................................................................    F-2

Consolidated Balance Sheets as of December 31, 1998, September 30, 1999
         and December 31, 1999 (unaudited)................................................................    F-3

Consolidated Statements of Operations for the Year Ended December 31, 1998, the
         Nine Months Ended September 30, 1998 (unaudited) and 1999 and the
         Three Months Ended December 31, 1998 and 1999 (unaudited)........................................    F-4

Consolidated Statements of Changes in Stockholders' Deficit for the Year Ended
         December 31, 1998, the Nine Months Ended September 30, 1999 and the
         Three Months Ended December 31, 1999 (unaudited).................................................    F-5

Consolidated Statements of Cash Flows for the Year Ended December 31, 1998, the
         Nine Months Ended September 30, 1998 (unaudited) and 1999 and the
         Three Months Ended December 31, 1998 and 1999 (unaudited)........................................    F-6

Notes to Consolidated Financial Statements................................................................    F-7

                          INDEPENDENT AUDITOR'S REPORT



Board of Directors
MegaWorld, Inc.
Houston, Texas

We have audited the accompanying consolidated balance sheets of MegaWorld, Inc. as of September 30, 1999 and December 31, 1998, and the related consolidated statements of operations, changes in stockholders' deficit and cash flows for the year ended December 31, 1998 and the nine months ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of MegaWorld, Inc. as of September 30, 1999 and December 31, 1998, and the consolidated results of its operations and its cash flows for the year ended December 31, 1998 and the nine months ended September 30, 1999, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that MegaWorld, Inc. will continue as a going concern. As more fully discussed in Note 1 to the financial statements, the Company incurred losses of $2,413,831 and $601,589 for the nine months ended September 30, 1999 and the year ended December 31, 1998, respectively. As a result of these losses, the Company's working capital position and ability to generate sufficient cash flows from operations to meet its operating and capital requirements have deteriorated. These matters raise substantial doubt about the Company's ability to continue as a going concern without new sources of working capital. Management's plans in regard to these matters are also described in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ HEIN + ASSOCIATES LLP


Houston, Texas
November 11, 1999

                                 MEGAWORLD, INC.

                           CONSOLIDATED BALANCE SHEETS


                                                                              December 31,      September 30,     December 31,
                                                                                  1998              1999              1999
                                                                              ------------      ------------      ------------
                                                                                                                   (unaudited)
                                             ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                                  $    243,675      $     83,230      $     23,948
   Receivables:
      Trade, no allowance for doubtful accounts                                  1,604,222         1,652,970           591,837
      Receivable from related party                                                186,729           244,914           239,914
      Other                                                                         83,725            28,500            28,500
   Costs and estimated earnings in excess of billings on
      uncompleted contracts                                                        845,317            30,646                --
   Inventory                                                                       170,243           169,417           152,231
                                                                              ------------      ------------      ------------
         Total current assets                                                    3,133,911         2,209,677         1,036,430
PROPERTY AND EQUIPMENT, net                                                      4,607,488         4,433,207         4,358,943
ASSET HELD FOR SALE                                                                622,500           622,500           622,500
OTHER ASSETS                                                                       244,409           273,886           269,108
                                                                              ------------      ------------      ------------
         Total assets                                                         $  8,608,308      $  7,539,270      $  6,286,981
                                                                              ============      ============      ============

                              LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
   Current portion of long-term debt                                          $    421,500      $  3,553,154      $  3,486,396
   Line of credit                                                                1,000,000         1,000,000           841,234
   Advances from investors                                                              --           513,000           579,030
   Current portion of capital lease obligation                                      51,304            49,677            48,042
   Notes and other payables to stockholders                                      9,581,878         1,746,076         1,751,075
   Trade accounts payable                                                        1,592,810         1,951,496         2,118,393
   Accrued expenses                                                                442,117           876,350           756,050
   Billings in excess of costs and estimated earnings on
      uncompleted contracts                                                      1,067,259         1,378,865           533,355
                                                                              ------------      ------------      ------------
         Total current liabilities                                              14,156,868        11,068,618        10,113,575
LONG-TERM DEBT, net of current portion                                           3,769,163           236,976           230,000
CAPITAL LEASE OBLIGATION, net of current portion                                   142,357           107,587            95,300
DEFERRED INCOME TAXES                                                                6,161             6,161             6,161
                                                                              ------------      ------------      ------------
         Total liabilities                                                      18,074,549        11,419,342        10,445,036
COMMITMENTS AND CONTINGENCIES
   (Notes 1 and 10)
STOCKHOLDERS' DEFICIT:
   Common stock, $0.0001 par value; 98,808,259 shares authorized;
      24,315,926, 40,180,706 and 40,220,706 shares issued and outstanding at December 31, 1998, September 30, 1999, and December 31, 1999
      (unaudited), respectively                                                      3,378             4,018             4,022
   Class A common stock, $0.0001 par value; 1,191,741
      shares authorized; none issued                                                    --                --                --
   Additional paid-in capital                                                           --         7,999,360         8,015,956
   Accumulated deficit                                                          (9,469,619)      (11,883,450)      (12,178,033)
                                                                              ------------      ------------      ------------
         Total stockholders' deficit                                            (9,466,241)       (3,880,072)       (4,158,055)
                                                                              ------------      ------------      ------------
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                                   $  8,608,308      $  7,539,270      $  6,286,981
                                                                              ============      ============      ============



       SEE ACCOMPANYING NOTES TO THESE CONSOLIDATED FINANCIAL STATEMENTS.

                                 MEGAWORLD, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                               NINE MONTHS       NINE MONTHS       THREE MONTHS      THREE MONTHS
                                              YEAR ENDED          ENDED             ENDED             ENDED             ENDED
                                             DECEMBER 31,     SEPTEMBER 30,     SEPTEMBER 30,      DECEMBER 31,      DECEMBER 31,
                                                 1998              1998              1999              1998              1999
                                             ------------     -------------     -------------      ------------      ------------
                                                               (unaudited)                                  (unaudited)
CONTRACT REVENUES                            $ 17,402,412      $ 12,782,568      $  7,608,478      $  4,619,844      $  1,437,848

COST OF CONTRACT REVENUES                      13,312,655        10,228,804         5,628,244         3,083,851           867,450
                                             ------------      ------------      ------------      ------------      ------------

GROSS PROFIT                                    4,089,757         2,553,764         1,980,234         1,535,993           570,398

GENERAL AND ADMINISTRATIVE EXPENSES             4,279,614         2,974,283         3,556,703         1,305,331           738,182

INTEREST EXPENSE, NET                             411,732           113,187           837,362           298,545           126,799
                                             ------------      ------------      ------------      ------------      ------------

NET LOSS                                     $   (601,589)     $   (533,706)     $ (2,413,831)     $    (67,883)     $   (294,583)
                                             ============      ============      ============      ============      ============

EARNINGS PER SHARE - BASIC AND DILUTED       $      (0.03)     $       (.10)     $      (0.08)     $         --      $      (0.01)
                                             ============      ------------      ============      ------------      ============

WEIGHTED AVERAGE SHARES OUTSTANDING            21,391,298         5,100,000        29,804,881        16,538,227        40,203,829
                                             ============      ============      ============      ============      ============



       SEE ACCOMPANYING NOTES TO THESE CONSOLIDATED FINANCIAL STATEMENTS.

                                 MEGAWORLD, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
       YEAR ENDED DECEMBER 31, 1998, NINE MONTHS ENDED SEPTEMBER 30, 1999
              AND THREE MONTHS ENDED DECEMBER 31, 1999 (UNAUDITED)



                                                          COMMON STOCK              ADDITIONAL
                                                 -----------------------------       PAID-IN         ACCUMULATED
                                                    SHARES           AMOUNT          CAPITAL           DEFICIT            TOTAL
                                                 ------------     ------------     ------------      ------------      ------------

BALANCES, January 1, 1998 (restated)               16,839,780     $      1,684     $    475,316      $ (1,119,874)     $   (642,874)

   Common stock issued for contribution of
      net liability from affiliated entity
      (restated)                                    5,100,000              510         (219,828)               --          (219,318)

   Conversion of capital to MegaWorld for
      reverse merger                               11,840,926            1,184           (3,644)               --            (2,460)

   Distribution to stockholder                             --               --         (251,844)       (7,748,156)       (8,000,000)

   Net loss                                                --               --               --          (601,589)         (601,589)
                                                 ------------     ------------     ------------      ------------      ------------

BALANCES, December 31, 1998                        33,780,706            3,378               --        (9,469,619)       (9,466,241)

   Conversion of stockholder note payable to
      common stock                                  6,400,000              640        7,999,360                --         8,000,000

   Net loss                                                --               --               --        (2,413,831)       (2,413,831)
                                                 ------------     ------------     ------------      ------------      ------------

BALANCES, September 30, 1999                       40,180,706            4,018        7,999,360       (11,883,450)       (3,880,072)

   Issuance of common stock for services
      rendered (unaudited)                             40,000                4           16,596                --            16,600

   Net loss (unaudited)                                    --               --               --          (294,583)         (294,583)
                                                 ------------     ------------     ------------      ------------      ------------

BALANCES, December 31, 1999 (unaudited)            40,220,706     $      4,022     $  8,015,956      $(12,178,033)     $ (4,158,055)
                                                 ============     ============     ============      ============      ============



       SEE ACCOMPANYING NOTES TO THESE CONSOLIDATED FINANCIAL STATEMENTS.

                                 MEGAWORLD, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                     YEAR         NINE MONTHS      NINE MONTHS      THREE MONTHS     THREE MONTHS
                                                    ENDED            ENDED            ENDED            ENDED            ENDED
                                                 DECEMBER 31,    SEPTEMBER 30,    SEPTEMBER 30,     DECEMBER 31,     DECEMBER 31,
                                                     1998             1998             1999             1998             1999
                                                 ------------    -------------    -------------     ------------     ------------
                                                                   (unaudited)                               (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                      $   (601,589)    $   (533,706)    $ (2,413,831)    $    (67,883)    $   (294,583)
   Adjustments to reconcile net loss to net
     cash provided by (used in) operating
     activities:
       Depreciation and amortization                  183,844          115,911          231,550          123,651           74,264
       Common stock issued for consulting
         services                                          --                                --               --           16,600
       Changes in assets and liabilities:
         Accounts receivable                         (845,618)        (835,028)         (51,708)         170,862        1,066,133
         Costs and estimated earning in
           excess of billings on uncompleted
           contracts                                 (662,756)        (405,407)         814,671         (257,349)          30,646
         Inventory                                   (131,092)         (37,750)             826          (93,342)          17,186
         Other assets                                (172,170)        (395,168)         (29,474)         (70,312)           4,778
         Trade accounts payable                      (124,068)        (601,092)         358,686          468,231          166,897
         Accrued expenses                             318,180          156,944          434,230          155,075         (120,302)
         Billings in excess of costs and
           estimated earnings on uncompleted
           contracts                                   64,347          219,774          311,606          676,724         (845,510)
                                                 ------------     ------------     ------------     ------------     ------------
           Net cash provided by (used in)
              operating activities                 (1,970,922)      (2,315,522)        (343,444)       1,105,657          116,109

CASH FLOWS FROM INVESTING ACTIVITIES -
   purchases of property and equipment               (444,172)        (352,003)         (57,269)        (150,888)              --

CASH FLOWS FROM FINANCING ACTIVITIES:
   Advances (repayments) on notes payable
      from majority stockholder                     1,581,878        1,594,530           31,198          (37,652)           4,999
   Advance from a stockholder and director                 --               --          133,000               --               --
   Advances on notes payable                        2,048,800        1,002,500          512,476               --           66,030
   Repayments of notes payable                     (1,145,904)                         (400,009)        (869,140)        (258,563)
   Change in capital lease obligations                (42,594)          94,175          (36,397)         (44,472)          12,143
                                                 ------------     ------------     ------------     ------------     ------------
           Net cash provided by (used in)
              financing activities                  2,442,180        2,691,205          240,268         (951,264)        (175,391)
                                                 ------------     ------------     ------------     ------------     ------------

NET CHANGE IN CASH AND CASH EQUIVALENTS                27,086           23,680         (160,445)           3,505          (59,282)

CASH AND CASH EQUIVALENTS, at beginning of
   period                                             216,589          216,589          243,675          240,170           83,230
                                                 ------------     ------------     ------------     ------------     ------------

CASH AND CASH EQUIVALENTS, at end of period      $    243,675     $    240,269     $     83,230     $    243,675     $     23,948
                                                 ============     ------------     ============     ============     ============

SUPPLEMENTAL CASH FLOW INFORMATION:
   Cash paid for interest                        $    223,229     $    108,594     $    315,886     $     59,972     $     18,387
                                                 ============     ============     ============     ============     ============
   Equipment acquired under capital leases       $     92,297     $                $         --     $         --     $         --
                                                 ============     ============     ============     ============     ============
   Issuance of common stock for conversion of
     note payable to the majority stockholder    $         --     $         --     $  8,000,000     $         --     $         --
                                                 ============     ============     ============     ============     ============
   Contribution of net liabilities from a
     related entity                              $    219,318     $         --     $         --     $    219,318     $         --
                                                 ============     ============     ============     ============     ============
   Note payable issued to stockholders in
      merger                                     $  8,000,000     $         --     $         --     $  8,000,000     $         --
                                                 ============     ============     ============     ============     ============



       SEE ACCOMPANYING NOTES TO THESE CONSOLIDATED FINANCIAL STATEMENTS.

                                 MEGAWORLD, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (Information subsequent to September 30, 1999 is unaudited.)


1.       ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

         Organization - MegaWorld, Inc. ("MegaWorld" or the "Company") was incorporated under the laws of the state of Delaware on February 15, 1989. On November 11, 1998, Texas TBS, Inc. ("Texas TBS") acquired the majority of the outstanding common stock of MegaWorld. Texas TBS, a privately held corporation, was incorporated under the laws of the state of Texas on September 18, 1998 to be the surviving corporation of a merger with Total Building Systems, Inc. (the "Merger") on November 11, 1998, which was accounted for similar to a pooling of interest method of accounting due to common ownership of the entities. Total Building Systems, Inc. ("TBS"), a privately held corporation, was incorporated under the laws of the state of Texas on January 27, 1995. TBS manufactures modular living quarters for offshore drilling platforms and modular buildings for private use. The Company is currently located in Houston, Texas. See Note 2 "Reverse Acquisition By Texas TBS."

         For accounting purposes, the acquisition of Texas TBS by MegaWorld (the "Reverse Acquisition") has been treated as a reverse acquisition of MegaWorld by Texas TBS due to change in control of MegaWorld ownership. Accordingly, the historical financial statements prior to November 11, 1998 are those of Texas TBS and TBS. All transaction costs were expensed during fiscal 1998.

         The Company also owns 100% of ITS Telephony, Inc. ("ITS"). ITS is a start-up company in the telecommunications industry. There were no revenues from ITS operations prior to September 30, 1999.


         Continuing Operations - The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements, the Company incurred losses of $2,413,831 and $601,589 from operations and negative cash flows of $343,444 and $1,970,922 from operating activities for the nine months ended September 30, 1999 and the year ended December 31, 1998, respectively, and had a working capital deficit of $8,858,941 and stockholders' deficit of $3,880,072 as of September 30, 1999. As a result of these losses, the Company's working capital position and ability to generate sufficient cash flows from operations to meet its operating and capital requirements has deteriorated. These factors, among others, indicate that the Company may be unable to continue as a going concern within a reasonable period of time without new sources of capital.

                                 MEGAWORLD, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (Information subsequent to September 30, 1999 is unaudited.)


1.      ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES: (continued)


        The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Management is currently in discussions with several groups to provide additional working capital to support operations until internal cash flows are sufficient to support operations. The Company has relied on its majority stockholder to fund its cash requirements in the past. The majority stockholder has indicated his unwillingness to continue to fund its cash requirements in the near term.


        The Company will seek to find a permanent financing source to replace the majority stockholder. In the event that a financing source is not found, portions of the Company's future operations would be curtailed. The Company believes that it will be successful in removing the threat concerning its ability to continue as a going concern by raising additional capital from the issuance of stock or other notes. The Company is pursuing other sources of financing, but there is no assurance any source of financing will be available.

        Change in Year End - The Company has changed its year end from December 31 to September 30 in 1999.

        Revenue and Cost Recognition - Profits and losses on construction and fabrication contracts are recorded on the percentage-of-completion method of accounting, measured by the percentage-of-contract costs incurred to date to estimated total contract costs for each contract. Contract costs include raw materials, direct labor, amounts paid to subcontractors, equipment rented and an allocation of overhead expenses. Anticipated losses on uncompleted construction contracts are charged to operations as soon as such losses can be estimated. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

        The asset, "costs and estimated earnings in excess of billings on uncompleted contracts," represents revenues recognized in excess of amounts billed. The liability, "billings in excess of costs and estimated earnings on uncompleted contracts," represents billings in excess of revenues recognized.

                                 MEGAWORLD, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (Information subsequent to September 30, 1999 is unaudited.)



1.      ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES: (continued)


        Property and Equipment - Property and equipment is stated at cost, less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets ranging from 3 to 10 years. Leasehold improvements are amortized using the straight-line method over the term of the lease. Buildings are depreciated over 40 years using the straight-line method. Major improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations.

        Income Taxes - The Company accounts for income taxes on the liability method under which the amount of deferred income taxes is based upon the tax effects of the differences between the financial and income tax basis of the Company's assets and liabilities and operating loss carryforwards at the balance sheet date based upon existing laws. Deferred tax assets are recognized if it is more likely than not that the future income tax benefit will be realized.

        Long-lived Assets - The Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. The Company has not identified any such impairment losses.

        Use of Estimates - The preparation of the Company's financial statements, in conformity with generally accepted accounting principles, requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

        The Company's estimate of the value of the asset held for sale (as described in Note 11) is expected to change as future information becomes available. Such changes in the value of the asset held for sale will be reflected as a purchase price adjustment in the period in which such amounts are determinable.

        Fair Value of Financial Instruments - The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximated fair values due to the short-term debt is stated at market rates. All other debt is approximate at fair value due to its current maturity.

                                 MEGAWORLD, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (Information subsequent to September 30, 1999 is unaudited.)



1.      ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES: (continued)


        Cash Equivalents - For purposes of reporting cash flows, cash equivalents include highly liquid investments purchased with maturity of three months or less at the date of purchase.

        Concentration of Credit Risk - Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. Management does not believe a significant credit risk existed at September 30, 1999. The Company maintains deposits in banks which exceed, at times, the federal deposit insurance available. Management periodically assesses the financial condition of the institutions and believes that any possible deposit loss is minimal.


        Stock-Based Compensation - Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock Based Compensation, defines a fair value based method of accounting for an employee stock option or similar equity instrument or plan. However, SFAS 123 allows entities to continue to measure compensation costs under APB 25 for employees and directors, which recognizes expense with respect to the issuance of warrants or options on the grant date as the excess fair value of the Company's common stock over the exercise price of the instrument. The Company has elected to account for employee and director stock compensation as provided for under APB 25. The Company will comply with the disclosure provisions as provided under SFAS 123.



        Common stock, warrants or options issued to non-employees are recorded on the grant date at fair value.


        Comprehensive Income (Loss) - Comprehensive income is defined as all changes in stockholder equity, exclusive of transactions with owners, such as capital investments. Comprehensive income includes net income or loss, changes in certain assets and liabilities that are reported directly in equity such as translation adjustments on investments in foreign subsidiaries, and certain changes in minimum pension liabilities. The Company's comprehensive income (loss) was equal to its net loss for the nine months ended September 30, 1999 and the year ended December 31, 1998.


        Unaudited Interim Information - The accompanying financial information as of December 31, 1999 and for the three-month periods ended December 31, 1998 and 1999 and the nine-month period ended September 30, 1998 has been prepared by MegaWorld, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. The financial statements reflect all adjustments, consisting of normal recurring accruals, which are, in the opinion of management, necessary to fairly present such information in accordance with generally accepted accounting principles.

                                 MEGAWORLD, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (Information subsequent to September 30, 1999 is unaudited.)


2.      REVERSE ACQUISITION BY TEXAS TBS:


        On November 11, 1998, the stockholders of Texas TBS approved a Reverse Acquisition transaction with MegaWorld through an acquisition/merger agreement (the "Agreement"). Pursuant to the Agreement, each outstanding share of common stock of Texas TBS, par value $.01 per share, was converted to the right to receive 1020 shares of MegaWorld, par value $.0001 per share. For financial statement purposes, Texas TBS is considered the acquiring company, and this transaction has been treated as a purchase by Texas TBS of MegaWorld. For legal purposes, however, MegaWorld remained the surviving entity. Therefore, the combined entity retained MegaWorld's capital structure, and the common stock transactions prior to the merger have been restated based upon the 1020-to-1 share exchange ratio (see Note 7 for further discussion of capital stock activity). Additionally, the majority stockholder of Texas TBS and his designees was given a note payable from MegaWorld of $8,000,000 in conjunction with the Merger (see Note 8 for further discussion of terms of this note.) Pro forma amounts are not shown for the operations of MegaWorld from January 1, 1998 to the reverse merger date as such information is considered immaterial to the Texas TBS financial statements.



3.      CONSTRUCTION ACCOUNTS:

        Costs, estimated earnings and billings on uncompleted contracts consisted of the following:

                                                                DECEMBER 31,     SEPTEMBER 30,
                                                                    1998              1999
                                                                ------------     -------------

         Costs incurred on uncompleted contracts                $  5,903,700      $  1,055,866
         Estimated earnings on uncompleted contracts               1,851,802           338,014
                                                                ------------      ------------
                                                                   7,755,502         1,393,880
         Less billings to date                                    (7,977,444)       (2,742,099)
                                                                ------------      ------------
                                                                $   (221,942)     $ (1,348,219)
                                                                ============      ============

        These amounts are included in the accompanying balance sheets under the following captions:

                                                                DECEMBER 31,     SEPTEMBER 30,
                                                                    1998              1999
                                                                ------------     -------------

         Costs and estimated earnings in excess of
             billings on uncompleted contracts                  $    845,317      $     30,646
         Billings in excess of costs and estimated
             earnings on uncompleted contracts                    (1,067,259)       (1,378,865)
                                                                ------------      ------------
                                                                $   (221,942)     $ (1,348,219)
                                                                ============      ============

                                 MEGAWORLD, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (Information subsequent to September 30, 1999 is unaudited.)


3.       CONSTRUCTION ACCOUNTS: (continued)


         The following summarizes the results of construction contracts:

                  NINE MONTHS ENDED                                           GROSS PROFIT
                  SEPTEMBER 30, 1999       REVENUE EARNED    COST INCURRED     RECOGNIZED
                  ------------------       --------------    -------------    ------------
         Completed contracts                $  6,214,598     $  4,572,378     $  1,642,220
         Uncompleted contracts                 1,393,880        1,055,866          338,014
                                            ------------     ------------     ------------
                                            $  7,608,478     $  5,628,244     $  1,980,234
                                            ============     ============     ============


                      YEAR ENDED                                              GROSS PROFIT
                  DECEMBER 31, 1998        REVENUE EARNED    COST INCURRED     RECOGNIZED
                  ------------------       --------------    -------------    ------------
         Completed contracts                $  9,646,910     $  7,408,955     $  2,237,955
         Uncompleted contracts                 7,755,502        5,903,700        1,851,802
                                            ------------     ------------     ------------
                                            $ 17,402,412     $ 13,312,655     $  4,089,757
                                            ============     ============     ============


4.       CONTRACTS RECEIVABLE:

                                                 DECEMBER 31,    SEPTEMBER 30,
                                                     1998             1999
                                                 ------------    -------------

         Completed contracts                     $    513,521     $    786,662
         Uncompleted contracts                      1,090,701          866,308
                                                 ------------     ------------
                                                 $  1,604,222     $  1,652,970
                                                 ============     ============


5.       PROPERTY AND EQUIPMENT:

         Property and equipment consisted of the following:

                                                       DECEMBER 31,     SEPTEMBER 30,
                                                           1998              1999
                                                       ------------     -------------

         Land                                          $    518,437      $    518,437
         Building and improvements                        1,716,434         1,738,419
         Furniture and fixtures                             359,225           318,334
         Machinery and equipment                          1,942,688         2,004,839
         Vehicles                                            38,325            38,325
         Leasehold improvements                             453,395           453,395
                                                       ------------      ------------
                                                          5,028,504         5,071,749
         Accumulated depreciation and amortization         (421,016)         (638,542)
                                                       ------------      ------------
                                                       $  4,607,488      $  4,433,207
                                                       ============      ============

                                 MEGAWORLD, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (Information subsequent to September 30, 1999 is unaudited.)



6.       LONG-TERM DEBT:


         Long-term debt consisted of the following:


                                                                                  DECEMBER 31,     SEPTEMBER 30,
                                                                                      1998              1999
                                                                                  ------------     -------------

         Note payable to a bank, due in monthly installments of $20,917 with interest of 9%; due August 2003, and collateralized by land. This note is guaranteed by a significant stockholder of
              the Company. This note was in default as of November 11, 1999.      $  3,681,333      $  3,492,559
         Note payable to a bank, due in monthly installments of $1,555 with interest of 9%; due June 2001, and collateralized by
              furniture and equipment. This note is guaranteed by a
              significant stockholder of the Company. This note was
              in default as of November 11, 1999.                                       41,563            30,071
         Note payable to a vendor, due in monthly installments of
              $10,416, with interest ranging from 2% to 8%, and
              collateralized by aluminum equipment.                                    177,767                --
         Note payable to an individual, due in monthly installments of
              $2,500 with interest at Prime + 3.5% (11.75% as of
              September 30, 1999) and due in June 2003.                                290,000           267,500
                                                                                  ------------      ------------
                                                                                     4,190,663         3,790,130
                           Less current portion                                       (421,500)       (3,553,154)
                                                                                  ------------      ------------
                           Total long-term debt                                   $  3,769,163      $    236,976
                                                                                  ============      ============


         Following are scheduled maturities of long-term debt at September 30, 1999:

            YEAR ENDING
           SEPTEMBER 30,                                               AMOUNT
           -------------                                             ----------
               2000                                                  $  297,071
               2001                                                     294,476
               2002                                                     281,000
               2003                                                   2,917,583
                                                                     ----------
                                                                     $3,790,130
                                                                     ==========



         The Company has a line of credit with a financial institution under which $1,000,000 was outstanding at September 30, 1999 and December 31, 1998. The line has an interest rate of 8.25% and is guaranteed by a significant stockholder of the Company. This line was due August 31, 1999. See Note 13 for discussion of foreclosure proceedings that occurred subsequent to December 31, 1999.

                                 MEGAWORLD, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (Information subsequent to September 30, 1999 is unaudited.)


6.      LONG-TERM DEBT: (continued)


        The Company has received advances from certain individuals totaling $513,000 at September 30, 1999. The Company is in discussions with these individuals to negotiate payment terms. See Note 13 for discussion of terms finalized subsequent to December 31, 1999.


        Under the terms of the agreements with the notes due to financial institutions, the Company must meet certain covenant requirements. The most restrictive covenants include the maintenance of tangible net worth of at least $1,500,000. In addition, the Company is to maintain a debt to tangible net worth ratio of at least 3-to-1 and a current ratio of at least 1-to-1. The Company was in non-compliance of the aforementioned covenants at September 30, 1999.


        See Note 13 for discussion of foreclosure proceedings that occurred subsequent to December 31, 1999. The entire balance due to the financial institution has been classified as current in the accompanying balance sheet.



7.      STOCKHOLDERS' EQUITY:

        Common Stock - The Company's capital stock is comprised of two classes of Common Stock with different voting rights. Each share of Common Stock is entitled to one-twentieth (1/20) of one vote, while each share of Class A Common Stock is entitled to one vote. As of September 30, 1999, no shares of Class A Common Stock have been issued.

                                 MEGAWORLD, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (Information subsequent to September 30, 1999 is unaudited.)


7.      STOCKHOLDERS' EQUITY: (continued)


        Stock Issuances and Capital Contributions - The Company issued 5,100,000 shares (restated) of common stock to an existing stockholder in exchange for the contribution of net liabilities totaling $219,318, including cash of $1,000,000; land and buildings with a cost basis to the stockholder totaling $2,545,682; and related mortgage debt owed on the property totaling $3,765,000. The net liabilities of MegaWorld, which totaled approximately $2,460 as of the Reverse Acquisition date, and the 11,840,926 common shares of MegaWorld outstanding prior to the merger, have been recorded as an increase in common stock and decrease to the accumulated deficit. On the Reverse Acquisition date, a majority stockholder of Texas TBS and his designees were given an $8,000,000 note from the Company, which is shown as a reduction of capital in the accompanying financial statements (see Note 8 for further discussions of terms of this note). In September 1999, the majority stockholder converted the $8,000,000 note payable to 6,400,000 shares of the Company's common stock.



8.      RELATED PARTY TRANSACTIONS:


        The Company has a receivable due from a related entity owned by the Chairman of the Board and stockholder, which totaled $244,914 and $186,729, as of September 30, 1999 and December 31, 1998, respectively. The balance on the advances bears interest at 6%. These receivables related to vendor payments made by the Company on behalf of the related entity. Unpaid principle and interest are due December 31, 2000.



        The Company had deferred payments due to a director pursuant to a transaction described in Note 11 which totaled $472,500 as of September 30, 1999 and December 31, 1998, respectively. MegaWorld was to make this deferred payment in connection with the acquisition of CRE, a transaction which arose prior to the Reverse Acquisition transaction. Under an agreement dated November 11, 1998 extending the term of the deferred payment, the Company and the stockholder agreed that the deferred payment was to be paid out of the revenue generated by ITS and CRE, if any, in the future. The Company recorded additional non-interest bearing balances totaling $186,000 and $53,000 were claimed by the same individual at September 30, 1999 and December 31, 1998, respectively, a portion of which is disputed by the Company. These amounts arose from advances to fund operations and a balance due in connection with an employment agreement. Unpaid principle and interest are due December 31, 2000. (See Notes 10 and 11.)



        The Company has a non-interest bearing note payable due to stockholder, which totaled $161,000 as of September 30, 1999 and December 31, 1998. This note was for advances made to the Company. This note is currently due, and the balance bears 6% interest.

                                 MEGAWORLD, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (Information subsequent to September 30, 1999 is unaudited.)



8.      RELATED PARTY TRANSACTIONS: (continued)



        The Company had a note payable to the Chairman of the Board and majority stockholder and his designees for $8,000,000 as of December 31, 1998, which was additional consideration due to Texas TBS in the MegaWorld reverse merger. This amount has been reflected as a distribution to stockholder in the accompanying statement of changes in stockholders' deficit. The note accrues interest at LIBOR + 2% (8.035% at December 31,
        1998), and the first interest payment was due on May 3,1999. This note was converted to capital in September 1999. The Company has an additional note payable to the Chairman of the Board and stockholder for $297,419 and $468,134 as of September 30, 1999 and December 31, 1998,
        respectively. This note accrues interest at 6% and is due on demand. Interest expense on these notes totaled $482,100 and $94,963 for the nine months ended September 30, 1999 and the year ended December 31, 1998, respectively. As of September 30, 1999, no amounts had been paid on the accrued interest.



        The Company has a payable due bearing interest at 6% to a related entity owned by the Chairman of the Board and stockholder, which totaled $588,707 and $427,244, as of September 30, 1999 and December 31, 1998,
        respectively. These payables related to advances owed by the Company to the related party. These notes are payable on demand.



        The Company has a payable bearing interest at 6% to a stockholder totaling $40,450 at September 30, 1999. This payable arose for advances made by the stockholder. These notes are payable on demand.



9.      INCOME TAXES:

        There were no material deferred tax assets and liabilities as of September 30, 1999, with the exception of the Company's net operating loss carryforwards ("NOLs"). The Company has provided a valuation allowance in the full amount of its net deferred tax asset totaling approximately $774,000.


        The NOLs will expire in 2018 and 2019. There are several limitations on this NOL. The maximum amount of liability that may be realized to the Company is $2,091,173. Future utilization of the NOLs may be limited by changes in the ownership of the Company.

                                 MEGAWORLD, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (Information subsequent to September 30, 1999 is unaudited.)



10.      COMMITMENTS AND CONTINGENCIES:


         Lease Commitments - The Company is obligated under capital leases for equipment which expire in 2001 and 2003. The carrying value of the leased equipment and related accumulated amortization included in equipment is as follows:

                                                                DECEMBER 31,     SEPTEMBER 30,
                                                                    1998              1999
                                                                ------------     -------------

         Construction and transportation equipment              $    256,241      $    256,241
         Less accumulated amortization                               (53,072)          (97,179)
                                                                ------------      ------------
                                                                $    203,169      $    159,062
                                                                ============      ============


         The Company leases office space and certain equipment under operating leases which expire on various dates through June 2003. Rent expense was approximately $230,000 and $330,000 for the nine months ended September 30, 1999 and the year ended December 31, 1998.

         Future minimum lease payments under noncancellable leases with terms in excess of one year are as follows:

                                                                             CAPITAL         OPERATING
              YEARS ENDING SEPTEMBER 30,                                     LEASES            LEASES
              --------------------------                                  ------------      ------------
                       2000                                               $     65,773      $    401,445
                       2001                                                     54,450           344,783
                       2002                                                     51,155           277,920
                       2003                                                     18,430            92,640
                                                                          ------------      ------------
         Total minimum lease payments                                          189,808      $  1,116,788
                                                                                            ============
         Less amount representing interest                                     (32,544)
                                                                          ------------
         Present value of net minimum lease payments                           157,264
         Less current portion of capitalized lease obligation                  (49,677)
                                                                          ------------
         Capitalized lease obligation, net of current portion             $    107,587
                                                                          ============

         Legal Claims - The Company is involved in legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial condition or results of operations.

                                 MEGAWORLD, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (Information subsequent to September 30, 1999 is unaudited.)


10.      COMMITMENTS AND CONTINGENCIES: (continued)


         Board of Directors - Management is in discussions with a stockholder and director of the Company to resolve claims based upon an employment agreement and certain other expenses. The Company has recorded in the accompanying balance sheet amounts due to this stockholder and director totaling $658,500 ($472,500 of deferred payments related to the acquisition of CRE, as defined in Note 11, and approximately $186,000 of other expenses, a portion of which is disputed by the Company, related to employment and castle maintenance) as of September 30, 1999, which is management's best estimate of the liability. (See Note 8 for further discussions of the term of this note.) Additionally, this individual is claiming the Company owes him an additional amount of approximately $250,000 related to certain other expenses and a two-year employment agreement dated March 1, 1998 that was assumed in the Merger. The Company is currently in dispute with this individual and is attempting to settle the amounts owed this individual (see discussion in Note 11). In the opinion of management, the ultimate disposition of the additional claim will not have a material adverse effect on the Company's financial condition.



         Employment Agreements - The Company has employment agreements with several Company officers. Under these agreements, which expire in 2001, the Company is to pay a combined fixed salary of $350,000 per year during that time, and at the discretion of the board, certain additional amounts could become due under incentives within these agreements. Additionally, the significant obligation calls for an officer of the Company, or his surviving spouse, to receive one percent (1%) of gross revenues of the Company for a term of fifteen (15) years and for so long thereafter as either shall survive. See Note 13 for discussion of termination of one employment agreement that will reduce the Company's aforementioned continuing obligation by approximately $150,000 through 2001.

                                 MEGAWORLD, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (Information subsequent to September 30, 1999 is unaudited.)


11.      ASSET HELD FOR SALE:


         In April 1998, previous management of the Company entered into a contract to acquire all outstanding shares of Castello Ratti Enterprises Srl ("CRE"), a Company whose principal asset was a 40-year leasehold interest in Castello Torre Ratti, a 1,000-year-old castle near Milan, Italy (the "Castle"), with the intention of developing weekly timeshare units in the Castle (the "Castle Acquisition"). Current Management understands that the initial plans contemplated pre-construction sales of timeshare units which would fund the Castle's renovation. The plans also included the construction of additional buildings, a golf course, tennis courts and a spa. MegaWorld agreed to acquire CRE from a director of the Company for 1,000,000 shares of common stock, $50,000 in cash and $572,500 in deferred payments to this director, with release of the shares from escrow upon delivery of the full amount of such payments. However, pursuant to the terms of the Castle Acquisition agreement and escrow agreement related thereto, the CRE stock was to be returned to the director in the event MegaWorld did not make such full payment. The Company formed a wholly-owned subsidiary, MegaWorld Leisure, Inc. ("MLI"), to develop the Castle. Although at the time of the Merger, current management of the Company believed that the Castle could begin to generate revenue with a minimal investment under the pre-construction sale plan described above, however, this proved to be incorrect. The deferred payments were initially due August 1, 1998 but were extended in August and November 1998 until June 30, 1999 for an aggregate of 2,400,000 additional shares of Company common stock. To date MegaWorld has paid only $150,000 of the deferred payments and management is currently attempting to rescind the Castle transaction. As of September 30, 1999, the unpaid deferred payment under this transaction was $472,500 (see
         Note 8 for discussion). In the purchase price allocation as of the Reverse Acquisition date, management allocated $622,500 to this investment that is classified as Asset Held For Sale.



         The Castle has been generating operating losses since it was acquired. Management believes the Company has recorded the value of this asset at its net realizable value at September 30, 1999 and has captured all of the obligations associated with maintaining and operating this leasehold interest and included such in the accompanying financial statements.



12.      EMPLOYEE BENEFIT PLAN:

         The Company sponsors a 401(k) plan (the "Plan") which covers substantially all of its employees meeting minimum age and service requirements. The Plan provides for the employees to defer a portion of their compensation into the Plan. The Company has made no matching contribution to the Plan.

                                 MEGAWORLD, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (Information subsequent to September 30, 1999 is unaudited.)



13.      SUBSEQUENT EVENT (UNAUDITED):



         Subsequent to September 30, 1999, the Company negotiated repayment terms for the advances received from investors. Convertible note payable agreements were executed with interest accruing at 12%, and convertible into common stock of the Company at a conversion price of $1.25 per share at the option of the holder. Unpaid principle and the unpaid interest are convertible into stock. The conversion price was considered the fair market value of the Company's common stock at the date of issuance. These notes mature at various dated ranging from May 1, 2000 to July 23, 2000.



         In March 2000, the Company's primary lender initiated foreclosure proceedings on the land and buildings, used in the modular building operation, which secured the outstanding bank debt. In June 2000, the Company completed settlement negotiations to finalize the terms of the settlement arrangement on the foreclosure. In May 2000, the Company adopted a plan to sell its assets utilized in the modular building manufacturing operation of the business. The completion of the sale of such assets is expected to be completed during the fourth quarter of fiscal 2000. Management does not anticipate recognizing a loss on disposal in connection with the discontinued operation.



         In March and April 2000, the Company successfully negotiated settlement of approximately $625,000 of trade payables in exchange for Company common stock.



         In March 2000, the Company negotiated termination of an employment agreement previously described in Note 10. Under the terms, the Company would reduce the option price to the former employee to $0.0001 from the original exercise price which approximated fair value of the stock at the grant date. This re-pricing of 400,000 options created $500,000 of compensation expense to the Company as the options had previously vested.



         In May 2000, the Company sold 135,000 shares of Company common stock for approximately $200,000.

                                    PART III

ITEM 1.   INDEX TO EXHIBITS


     Exhibit No.          Description of Exhibit
     -----------          ----------------------

        *2.1      Certificate of Incorporation of MegaWorld.

        *2.2      By-laws of MegaWorld.

        *3.1      Specimen of Common Stock Certificate.

        *6.1      Loan Agreement, dated March 12, 1998, between TBS and Compass
                  Bank.

        *6.2      First Amendment to Loan Agreement between TBS and Compass
                  Bank.

        *6.3      Second Amendment to Loan Agreement between TBS and Compass
                  Bank.

        *6.4      Revolving Promissory Note, dated March 12, 1998, for
                  $1,000,000 between TBS and Compass Bank.

        *6.5 Term Promissory Note, dated August 10, 1998, for $3,765,000 between Charles D. McPhail and JoyVer Investments, LLC and
                  Compass Bank.

        *6.6      Lease Agreement, dated February 10, 1998, between Stolthaven
                  Houston, Inc. and TBS.

        *6.7      Mutual Release, Waiver and Settlement Agreement, dated
                  November 27, 1999, between the Company and Fairway Beech
                  Corporation, ITM Group, Inc., 1-900 USA, Inc., ITS Telephony,
                  Inc., Fred Simon, Nathan Berkowitz and Kent Terpe.

        *6.8 Employment Agreement, dated January 1, 1996, between Old TBS and Charles D. McPhail.

        *6.9      Employment Agreement, dated March 30, 1999, between the
                  Company and George Dinsdale.

        *6.10 Employment Agreement, dated March 1, 1998, between the Company and Michael Giamalvo.

        *6.11 Employment Agreement, dated June 22, 1998, between the Company and Kenneth Miller.

        *6.12     Lease Agreement, dated April 21, 1998, between the Company and
                  Michael Giamalvo.

        *6.13     Tenancy Agreement, dated January 11, 1990, between Robert
                  Caffese, Michael Giamalvo, Vicinio Parodi, Valerio Parodi and
                  Fallabeni Renzina.

        *6.14 Customer Agreement contract, dated November 1, 1999, between the Company and Sequel Communications, Inc.

        *6.15 Customer Agreement contract, dated November 1, 1999, between the Company and WeCU, Inc.

        *6.16 Revolving Credit Note, dated as of December 15, 1998, between the Company and Charles D. McPhail.

        *6.17 Revolving Credit Note, dated as of December 15, 1998, between the Company and JoyVer Investments, LLC.

        *6.18 Revolving Credit Note, dated as of December 15, 1998, between the Company and Michael Giamalvo.

        *6.19     Revolving Credit Note, dated as of December 15, 1998, between
                  TBS and Charles D. McPhail.

         6.20     Master Lease Agreement, dated March 23, 2000, between the
                  Company and Sun Microsystems Finance.

         6.21 Settlement Agreement, dated March 27,2000, between the Company and Kenneth Miller.

         6.22 Common Stock Purchase Agreement, dated June 2, 2000, between the Company and Cabletron Systems, Inc.

         6.23     Mutual Release, Waiver and Settlement Agreement, dated June
                  2000, between the Company and WeCU, Inc.

         6.24     Letter Agreement dated May 19, 2000 by and between Machinery
                  Acquisitions International, Inc. and the Company incorporated by reference to Exhibit 10.1 of the Company's Quarterly
                  Report on Form 10-QSB, Commission File 000-29795, for the fiscal quarter ended March 31, 2000.

         6.25 Settlement and Deficiency Agreement dated as of March 28, 2000 by and between TBS, JoyVer Investments, LLC, Charles D.
                  McPhail, the Company and Compass Bank incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-QSB, Commission File 000-29795, for the fiscal quarter ended March 31, 2000.

         6.26 Guaranty of TBS and the Company with respect to the Deficiency for the benefit of Compass Bank incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on
                  Form 10-QSB, Commission File 000-29795, for the fiscal quarter ended March 31, 2000.

        *8.1      Merger Agreement dated November 11, 1998, between MegaWorld,
                  Old TBS and Charles D. McPhail.

        *8.2      Plan of Merger, dated November 11, 1998, between Old TBS and
                  Texas TBS.

        *8.3      Deed of Trust, dated November 11, 1998, between Texas TBS and
                  Charles D. McPhail.

        *8.4 Promissory Note, dated November 11, 1998, between MegaWorld and TBS.

        *8.5      Security Agreement and Financing Statement, dated November 11,
                  1998, between Texas TBS and Charles D. McPhail.

        *8.6      Security Agreement and Financing Statement, dated November 11,
                  1998 between MegaWorld and Charles D. McPhail.

        *8.7      Continuing and Unconditional Guaranty Agreement, dated
                  November 11, 1998, between Texas TBS and Charles D. McPhail.

        *8.8      Continuing and Unconditional Guaranty Agreement, dated
                  November 11, 1998, between MegaWorld and Charles D. McPhail.

        *8.9      Indemnification Agreement, dated November 11, 1998, between
                  Texas TBS and Charles D. McPhail.

        *8.10 Assumption Agreement, dated November 11, 1998, between Old TBS and Texas TBS.




     * Previously filed.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             MEGAWORLD, INC.




Date: June 16, 2000                             By: /s/ Charles D. McPhail
                                                --------------------------------
                                                   Charles D. McPhail
                                                   President

                                INDEX TO EXHIBITS



     Exhibit No.          Description of Exhibit
     -----------          ----------------------

        *2.1      Certificate of Incorporation of MegaWorld.

        *2.2      By-laws of MegaWorld.

        *3.1      Specimen of Common Stock Certificate.

        *6.1      Loan Agreement, dated March 12, 1998, between TBS and Compass
                  Bank.

        *6.2      First Amendment to Loan Agreement between TBS and Compass
                  Bank.

        *6.3      Second Amendment to Loan Agreement between TBS and Compass
                  Bank.

        *6.4      Revolving Promissory Note, dated March 12, 1998, for
                  $1,000,000 between TBS and Compass Bank.

        *6.5 Term Promissory Note, dated August 10, 1998, for $3,765,000 between Charles D. McPhail and JoyVer Investments, LLC and
                  Compass Bank.

        *6.6      Lease Agreement, dated February 10, 1998, between Stolthaven
                  Houston, Inc. and TBS.

        *6.7      Mutual Release, Waiver and Settlement Agreement, dated
                  November 27, 1999, between the Company and Fairway Beech
                  Corporation, ITM Group, Inc., 1-900 USA, Inc., ITS Telephony,
                  Inc., Fred Simon, Nathan Berkowitz and Kent Terpe.

        *6.8 Employment Agreement, dated January 1, 1996, between Old TBS and Charles D. McPhail.

        *6.9      Employment Agreement, dated March 30, 1999, between the
                  Company and George Dinsdale.

        *6.10 Employment Agreement, dated March 1, 1998, between the Company and Michael Giamalvo.

        *6.11 Employment Agreement, dated June 22, 1998, between the Company and Kenneth Miller.

        *6.12     Lease Agreement, dated April 21, 1998, between the Company and
                  Michael Giamalvo.

        *6.13     Tenancy Agreement, dated January 11, 1990, between Robert
                  Caffese, Michael Giamalvo, Vicinio Parodi, Valerio Parodi and
                  Fallabeni Renzina.

        *6.14 Customer Agreement contract, dated November 1, 1999, between the Company and Sequel Communications, Inc.

        *6.15 Customer Agreement contract, dated November 1, 1999, between the Company and WeCU, Inc.

        *6.16 Revolving Credit Note, dated as of December 15, 1998, between the Company and Charles D. McPhail.

        *6.17 Revolving Credit Note, dated as of December 15, 1998, between the Company and JoyVer Investments, LLC.

        *6.18 Revolving Credit Note, dated as of December 15, 1998, between the Company and Michael Giamalvo.

        *6.19     Revolving Credit Note, dated as of December 15, 1998, between
                  TBS and Charles D. McPhail.

         6.20     Master Lease Agreement, dated March 23, 2000, between the
                  Company and Sun Microsystems Finance.

         6.21 Settlement Agreement, dated March 27,2000, between the Company and Kenneth Miller.

         6.22 Common Stock Purchase Agreement, dated June 2, 2000, between the Company and Cabletron Systems, Inc.

         6.23     Mutual Release, Waiver and Settlement Agreement, dated June
                  2000, between the Company and WeCU, Inc.

         6.24     Letter Agreement dated May 19, 2000 by and between Machinery
                  Acquisitions International, Inc. and the Company incorporated by reference to Exhibit 10.1 of the Company's Quarterly
                  Report on Form 10-QSB, Commission File 000-29795, for the fiscal quarter ended March 31, 2000.

         6.25 Settlement and Deficiency Agreement dated as of March 28, 2000 by and between TBS, JoyVer Investments, LLC, Charles D.
                  McPhail, the Company and Compass Bank incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-QSB, Commission File 000-29795, for the fiscal quarter ended March 31, 2000.

         6.26 Guaranty of TBS and the Company with respect to the Deficiency for the benefit of Compass Bank incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on
                  Form 10-QSB, Commission File 000-29795, for the fiscal quarter ended March 31, 2000.

        *8.1      Merger Agreement dated November 11, 1998, between MegaWorld,
                  Old TBS and Charles D. McPhail.

        *8.2      Plan of Merger, dated November 11, 1998, between Old TBS and
                  Texas TBS.

        *8.3      Deed of Trust, dated November 11, 1998, between Texas TBS and
                  Charles D. McPhail.

        *8.4 Promissory Note, dated November 11, 1998, between MegaWorld and TBS.

        *8.5      Security Agreement and Financing Statement, dated November 11,
                  1998, between Texas TBS and Charles D. McPhail.

        *8.6      Security Agreement and Financing Statement, dated November 11,
                  1998 between MegaWorld and Charles D. McPhail.

        *8.7      Continuing and Unconditional Guaranty Agreement, dated
                  November 11, 1998, between Texas TBS and Charles D. McPhail.

        *8.8      Continuing and Unconditional Guaranty Agreement, dated
                  November 11, 1998, between MegaWorld and Charles D. McPhail.

        *8.9      Indemnification Agreement, dated November 11, 1998, between
                  Texas TBS and Charles D. McPhail.

        *8.10 Assumption Agreement, dated November 11, 1998, between Old TBS and Texas TBS.




     * Previously filed.